                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

           Blue Ridge Real Estate Company and Big Boulder Corporation
           ----------------------------------------------------------
                                (Name of Issuer)

   Common Stock, without par value, $0.30 stated par value per combined share
   --------------------------------------------------------------------------
                         (Title of Class of Securities)

                  096005 4 20 2 (common); 096004 4 10 3 (unit)
                  --------------------------------------------
                                 (CUSIP Number)

                   Klehr, Harrison, Harvey, Branzburg & Ellers
                             Attn: Jason M. Shargel
                               1401 Walnut Street
                             Philadelphia, PA 19102
                                 (215) 568-6060
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 1, 1995(1)
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

                                  Page 1 of 41
- --------
     1 On such date, the Acquisition (as described in Item 5) occurred which may be construed to result in the formation of a group consisting of each of the entities filing this Report. For the dates of other transactions described in this Report, see Item 5.

- -------------------------------------------------------------------------------
CUSIP No. 096005-4-20-2
          096004-4-10-3                     13D                         2
- -------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Rea Brothers Group PLC
- ------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
- ------------------------------------------------------------------------------
    3      SEC USE ONLY
- ------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                                     00
- ------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
- ------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                     England
- ------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      0
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      0
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      0
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      371,386
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            371,386
- ------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
- ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            18.5%
- ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                            CO/HC
- ------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

- -------------------------------------------------------------------------------
CUSIP No. 096005-4-20-2
          096004-4-10-3                     13D                         3
- -------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Finsbury Asset Management Limited
- ------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
- ------------------------------------------------------------------------------
    3      SEC USE ONLY
- ------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                                     00
- ------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
- ------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    England
- ------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      0
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      0
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      0
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      134,000
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            134,000
- ------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
- ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            6.7%
- ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                            CO/IA
- ------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

- -------------------------------------------------------------------------------
CUSIP No. 096005-4-20-2
          096004-4-10-3                     13D                         4
- -------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               Finsbury Trust PLC
- ------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
- ------------------------------------------------------------------------------
    3      SEC USE ONLY
- ------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                                     WC
- ------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

- ------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    England and Wales
- ------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      61,000
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      0
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      0
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      61,000
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            61,000
- ------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
- ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            3.0%
- ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                            CO/IC
- ------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

- -------------------------------------------------------------------------------
CUSIP No. 096005-4-20-2
          096004-4-10-3                     13D                         5
- -------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Ocean Wilsons (Investments) Limited
- ------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
- ------------------------------------------------------------------------------
    3      SEC USE ONLY
- ------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                                     WC
- ------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

- ------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    BERMUDA
- ------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      30,000
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      0
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      0
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      30,000
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            30,000
- ------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
- ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            1.5%
- ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                            CO/IC
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

- -------------------------------------------------------------------------------
CUSIP No. 096005-4-20-2
          096004-4-10-3                     13D                         6
- -------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            Finsbury Growth Trust PLC
- ------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
- ------------------------------------------------------------------------------
    3      SEC USE ONLY
- ------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                                     WC
- ------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

- ------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Scotland
- ------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      27,000
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      0
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      0
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      27,000
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            27,000
- ------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
- ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            1.3%
- ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                            CO/IC
- ------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

- -------------------------------------------------------------------------------
CUSIP No. 096005-4-20-2
          096004-4-10-3                     13D                         7
- -------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Finsbury Smaller Companies Trust PLC
- ------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
- ------------------------------------------------------------------------------
    3      SEC USE ONLY
- ------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                                     WC
- ------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

- ------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    England and Wales
- ------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      16,000
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      0
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      0
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      16,000
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            16,000
- ------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
- ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            0.8%
- ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                            CO/IC
- ------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

- -------------------------------------------------------------------------------
CUSIP No. 096005-4-20-2
          096004-4-10-3                     13D                         8
- -------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Reamann Trust Company Limited
- ------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
- ------------------------------------------------------------------------------
    3      SEC USE ONLY
- ------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                                     00
- ------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

- ------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Isle of Man
- ------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      90,000
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      0
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      90,000(2)
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      0
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            90,000
- ------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
- ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            4.5%
- ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                            CO/IA
- ------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

- --------------
     2   Due to Rea Brothers Group PLC's ownership of the entire share capital of Reamann Trust Company Limited, the dispositive power over such shares may be deemed to be shared with Rea Brothers Group PLC.

- -------------------------------------------------------------------------------
CUSIP No. 096005-4-20-2
          096004-4-10-3                     13D                         9
- -------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Rea Brothers (Investment Management) Limited
- ------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
- ------------------------------------------------------------------------------
    3      SEC USE ONLY
- ------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                                     00
- ------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

- ------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    England and Wales
- ------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      0
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      0
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      3,934(3)
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      0
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            3,934
- ------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
- ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            0.2%
- ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                            CO/IA
- ------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

- --------------
     3   Due to Rea Brothers Group PLC's ownership of the entire share capital of Rea Brothers (Investment Management) Limited, the dispositive power over such shares may be deemed to be shared with Rea Brothers Group PLC.

- -------------------------------------------------------------------------------
CUSIP No. 096005-4-20-2
          096004-4-10-3                     13D                         10
- -------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Rea Brothers (Guernsey) Limited
- ------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
- ------------------------------------------------------------------------------
    3      SEC USE ONLY
- ------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                                     00
- ------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]

- ------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Bailiwick of Guernsey
- ------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      143,452
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      0
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      143,452(4)
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      0
- ------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            143,452
- ------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
- ------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            7.2%
- ------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                            CO/IA
- ------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

- --------------
     4   Due to Rea Brothers Group PLC's ownership of the entire share capital of Rea Brothers (Guernsey) Limited, the dispositive power over such shares may be deemed to be shared with Rea Brothers Group PLC.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of
                      Reporting Persons (as defined below)

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                       BLUE RIDGE REAL ESTATE COMPANY AND
                             BIG BOULDER CORPORATION


                  This Report relates to the common stock, without par value, stated value $0.30 per combined share (the "Shares"), of Blue Ridge Real Estate Company and Big Boulder Corporation (collectively, the "Companies"). Such Report is the initial filing on Schedule 13D with respect to the Shares being filed by the group consisting of the following entities (the "Reporting Persons"):
Finsbury Asset Management Limited, formerly Finsbury Finance and Holding Company Limited ("Finsbury"), Finsbury Trust PLC, formerly The Scottish and Mercantile Investment Company PLC ("FTP"), Ocean Wilsons (Investments) Limited, successor-in-interest to Ocean Wilsons (Holdings) PLC ("Ocean"), Finsbury Growth Trust PLC, formerly Scottish Cities Investment Trust PLC ("FGT"), Finsbury Smaller Companies Trust PLC, formerly Lancashire & London Investment Trust PLC ("FSCT," and collectively with FTP, Ocean and FGT, the "Investment Companies," and the Investment Companies collectively with Finsbury, the "Finsbury Entities"), Rea Brothers Group PLC ("Rea Brothers"), Reamann Trust Company Limited ("Trust"), Rea Brothers (Investment Management) Limited ("Investment") and Rea Brothers (Guernsey) Limited ("RBG", and collectively with Rea Brothers, Trust and Investment, the "Rea Entities"). This Report is being filed by the Reporting Persons pursuant to Rule 13d-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This Report also constitutes Amendment No. 6 to the Schedule 13D (the "Finsbury Report"), dated January 3, 1986, filed by the Finsbury Entities and Amendment No. 12 to the
Schedule 13D (the "Rea Report"), dated January 20, 1983, filed by RBG and joined on September 29, 1989 by Investment and Trust. Each of the Reporting Persons has agreed that this Report be filed on behalf of all such persons and such agreement is filed as Exhibit A hereto. Pursuant to Rule 13d-2(c) promulgated under the Exchange Act, this Report, as the first electronic amendment to the Finsbury Report and the Rea Report, restates the applicable text of the Finsbury Report and Rea Report.

                  The descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the completed text of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

                  The filing of this Report shall not be construed as an admission that the Reporting Persons are a group as contemplated by Rule 13d-5(b)(1) promulgated under the Exchange Act or that any of the Reporting Persons is the beneficial owner of any Shares covered by this Report.

Item 1.           Security and Issuer

                  The class of equity securities which this statement relates to is the common stock, without par value, stated value $0.30 per combined share, of Blue Ridge Real Estate Company and Big Boulder Corporation. The principal executive offices of the Companies are located at Blakeslee, Pennsylvania 18610.

Item 2.           Identity and Background

                  The address of the principal place of business and principal office of each Reporting Person comprising the Finsbury Entities other than Ocean is Neptune House, Titon Court, 14 Finsbury Square, London EC2A 1BR, England. The address of the principal place of business and principal office of Ocean is Clarendon House, Church Street West, Hamilton HM DX, Bermuda. The address of the principal place of business and principal office of each Reporting Person comprising the Rea Entities is Alderman's House, Alderman's Walk, London EC2M 3XR, England.

                  The place(s) of organization of each of the Reporting Persons is (are) as follows:

     Rea Brothers                       England
     Finsbury                           England
     FTP                                England and Wales
     Ocean                              Bermuda
     FGT                                Scotland
     FSCT                               England and Wales
     Trust                              Isle of Man
     Investment                         England and Wales
     RBG                                Bailiwick of Guernsey

         Rea Brothers is a banking and financial services organization. Its services consist primarily of banking, corporate finance, investment management, offshore services (including trustee, company and third party fund administration services) and retirement planning. Trust is an organization which provides trustee and company administration services. Investment is an organization which provides discretionary private and pension fund management services. RBG is an organization which provides banking, trust and company administration services.

         Finsbury specializes in the management of United Kingdom investment trusts. Currently Finsbury provides investment management services to, among others, FTP, FGT and FSCT. In addition, Finsbury manages an investment portfolio for Ocean. The entire share capital of Finsbury is currently held by Finsbury Group Limited ("FGL"). Each of the Investment Companies is an investment trust. The ordinary shares of each of the Investment Companies are listed and traded on the London Stock Exchange. Some of the Investment Companies own shares in each other as follows:

                  (a) FTP and Ocean own 8% and 4.26%, respectively, of FSCT's ordinary voting shares; and

                  (B) FTP and Ocean own 19.74% and 2.78%, respectively, of FGT's ordinary voting shares, and 8.7% and 52.2%, respectively, of FGT's preference shares.

In addition, FTP owns 23.56% of the ordinary voting shares of Ocean Wilsons Holdings Limited ("OWH"), the sole stockholder of Ocean.

         All the capital shares of each of Trust, Investment and RBG are owned directly or indirectly by Rea Brothers. In addition as a result of the Acquisition, all the capital shares of FGL, which holds all the capital shares of Finsbury, are owned by Rea Brothers. An aggregate of approximately 24.85% of the capital shares of Rea Brothers are held by the Investment Companies.

         The Salomon 1961 Settlement Trust is a discretionary family trust settled by the late Sir Walter and Lady Salomon in 1961 (the "1961 Settlement"). The 1961 Settlement has an indirect 11.70% interest in Rea Brothers. The 1989 Settlement Trusts (the "1989 Settlements") are four trusts settled by Lady Salomon in 1989. William H. Salomon has an interest in possession in two of these trusts and Carolyn A. Townsend (the sister of William H. Salomon and wife of J. Anthony V. Townsend) has an interest in possession of two of these trusts. The 1989 Settlements have an aggregate 5.28% interest in Rea Brothers. The Salomon 1990 Settlements (the "1990 Settlements") are a series of sixteen trusts settled by Lady Salomon in 1990. William H. Salomon has an interest in possession in eight of these trusts, Carolyn A. Townsend has an interest in possession in six of those trusts and two of the trusts are accumulation and maintenance settlements in favor of the children of Anthony and Carolyn A. Townsend--Christopher R. W. Townsend and Alexandra H. V. Townsend. Cumulatively, the 1990 Settlements own 49.93% of FTP's ordinary voting shares and 21.67% of OWH's ordinary voting shares. Half of the interests in FTP are held by trusts in which William H. Salomon has an interest in possession and half are held by trusts in which Carolyn A. Townsend has an interest in possession. As to OWH, the shares are held by trusts in which William H. Salomon has an interest, as well as trusts in which Carolyn A. Townsend has an interest in possession and the accumulation and maintenance trusts. Four of the 1990 Settlements have an aggregate 10.96% interest in Rea Brothers. In addition, various members of the Salomon family own immaterial interests in FTP, Ocean, FGT, FSCT and Rea Brothers. Neither the filing of this statement nor any of its contents shall be construed as an admission that any member of the Salomon family, the 1961 Settlement, 1989 Settlements or 1990 Settlements beneficially own the Shares beneficially owned by the Reporting Persons.

         Affixed hereto as Appendix A is information with respect to the current directors and executive officers of each of the Reporting Persons and certain related persons. Certain of these persons are directors or executive officers of more than one Reporting Person.

         To the best knowledge of each of the Reporting Persons, during the last five years, no Reporting Person and no individual named in Appendix A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (except as described immediately below) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         On March 2, 1983, the Securities and Exchange Commission filed a complaint (the "SEC Complaint") in the U.S. District Court for the District of Delaware (the "SEC Action") against Canal- Randolph Corporation ("Canal"), Rea Brothers PLC ("Rea PLC"), a subsidiary of Rea Brothers and which at the time acted as an investment manager to FTP (then named The Scottish and Mercantile Investment Company), and subsequently until December 31, 1987, as investment advisor to Finsbury in its capacity as the investment manager of FTP. The copy of the SEC Complaint which has been previously filed as Exhibit 2 to the Finsbury Report and Exhibit 4 to the Rea Report, respectively, is incorporated as Exhibit B hereto by reference.

         Concurrently with the filing of the SEC Complaint, solely for the purpose of settling the SEC Action, without trial of any issue of fact or law, and without admitting or denying the allegations of the SEC Complaint, Canal, Rea PLC and FTP agreed to the entry of a final order by the District Court. The copies of the final order and a related undertaking previously filed as Exhibits 3 and 4 to the Finsbury Report and Exhibits 5 and 6 to the Rea Report, respectively, are incorporated as Exhibit C and D hereto by reference.

Item 3.  Source and Amount of Funds and Other Consideration.

         Rea Brothers does not hold any Shares directly. It may be deemed to have acquired beneficial ownership of the Finsbury Entities' Shares as a result of the Acquisition and may be deemed to be the beneficial owner of the Shares held by Trust, Investment and RBG as a result of its direct or indirect ownership of 100% of the capital stock of those entities. Shares held by Trust, Investment and RBG were purchased on behalf of such Reporting Persons' discretionary account customers for investment.

         On January 3, 1986, Finsbury entered into a management agreement with the Investment Companies and became such Reporting Persons investment manager effective December 1, 1985. The sources of the funds used by the Investment Companies to acquire the Shares were the working capital funds of such Reporting Persons. The amount paid in consideration for such Shares was as follows:

      Reporting Person            Amount of Shares      Consideration
      ----------------            ----------------      -------------

         FTP                         61,000               $386,694          (A)
         Ocean                       30,000               $209,028
         FGT                         34,000               $223,360
         FSCT                        21,000               $138,361          (B)
                                     ------                -------

         Total                      146,000               $957,443


- -------------
    (A) Includes 21,000 shares purchased for $109,494 (see footnote B below) by Fashion & General Investment PLC ("Fashion") which were distributed in specie to FTP pursuant to Fashion's placement into members voluntary liquidation on July 11, 1990.

    (B) As calculated for the filing of the original Finsbury Report, based on a pound to dollar conversion ratio of 1.58.

             Other than those Shares which may be deemed to have been purchased as a result of the Acquisition, the Finsbury Entities have not acquired any Shares since December 1, 1985 and the Rea Entities have not acquired any Shares since May 5, 1991.

Item 4.  Purpose of Transaction.

         The Shares held by Trust, Investment and RBG were purchased on behalf of such Reporting Persons' discretionary account customers for investment.

         Finsbury holds all of the Shares for investment on behalf of the Investment Companies, all of whom are discretionary account customers of Finsbury. Each of the Investment Companies is the beneficial owner of the Shares held for its account and purchased such Shares for investment.

         The Reporting Persons may, from time to time, depending upon market conditions and other investment considerations, purchase additional Shares for investment or dispose of all or part of their respective holdings in the Shares.

         Except as stated above, none of the Reporting Persons has any plans or proposals that relate or would result in any of the transactions referred to in sub-items (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         This Report is the initial filing by the Reporting Persons as a group and is being filed as a result of the following transaction (the "Acquisition"). On May 1, 1995, Rea Brothers acquired the entire share capital of FGL, which holds the entire share capital of Finsbury, pursuant to the terms of that certain Acquisition Agreement dated April 4, 1995 between FTP, FGT, Ocean, FSCT, a subsidiary of the 1961 Settlement, Malcolm King, Hillary Spear and Rea Brothers. As a result of the Acquisition, Rea Brothers may be deemed to be the beneficial owner of the Shares beneficially owned by the Finsbury Entities. Accordingly, each of the Reporting Persons agreed to file this report on a consolidated basis, rather than to continue making separate filings as the Rea Entities and Finsbury Entities. See Exhibit A.

         As of the close of business on December 31, 1995, the Reporting Persons held the following number of Shares and the approximate percentage of Shares outstanding:

                                                          % of Shares
         Reporting Person        Number of Shares        Outstanding (C)
         ----------------        ----------------        ---------------
                FTP                  61,000                    3.0
               Ocean                 30,000                    1.5
                FGT                  27,000                    1.3
               FSCT                  16,000                    0.8
             Finsbury               134,000(A)                 6.7
               Trust                 90,000                    4.5
            Investment                3,934                    .2
                RBG                 143,452                    7.2
           Rea Brothers             371,386(B)                18.5
- ------------------

         (A) Represents the aggregate amount of Shares held by the Investment Companies. All such Shares are held by Finsbury for the account of the Investment Companies pursuant to discretionary management agreements. Finsbury does not hold any Shares for its own account.

         (B) Represents the aggregate amount of Shares held by the Reporting Persons. Such Shares may be deemed to be beneficially owned by Rea Brothers as a result of Rea Brothers' direct or indirect ownership of all the capital shares of Finsbury, Trust, Investment and RBG. Rea Brothers does not hold any Shares for its own account.

         (C) Based on 2,004,014 Shares outstanding as of November 30, 1995, as reported by the Companies in their Quarterly Report on Form 10-Q for the quarterly period ended November 30, 1995.

         The table above reflects the following transactions each of which were effected in over-the-counter transactions in the United States subsequent to the last amendments filed to each of the Finsbury Report and Rea Report:

                  1) On January 25, 1994, 10,000 Shares were sold by RBG for a price of $5.50 per share;

                  2) On July 7, 1994, 10,000 Shares were sold by RBG for a price of $6.00 per share;

                  3) On September 14, 1994, 5,000 Shares were sold by Trust for a price of $6.40 per share;

                  4) On June 15, 1995, 6,000 Shares were sold by RBG for a price of $5.00 per share;

                  5) On June 19, 1995, 2,300 Shares were sold by RBG and 2,500 Shares were sold by Trust for a price of $5.125 per share;

                  6) On August 8, 1995, 1,000 Shares were sold by RBG for a price of $5.125 per share;

                  7) On September 5, 1995, 112 and 673 Shares were sold by Investment for a price of $5.50 per share; and

                  8) On September 29, 1995 Finsbury sold 7,000 Shares and 5,000 Shares on behalf of FGT and FSCT for a price of $5.875 and $5.875, respectively.

         To the best knowledge of the Reporting Persons, none of the individuals listed in Appendix A beneficially owns any Shares. To the best knowledge of the Reporting Persons, none of the Reporting Persons or the individuals listed in Appendix A effected any transactions in the Shares during the past 60 days.

         Each of FTP, Ocean, FGT and FSCT's respective management agreements with Finsbury provide as follows:

         Where there are attached to the aggregate of the holdings of investment contained in the portfolio of your company and any other company managed by us three percent (or such other percentage as may from time to time be prescribed by regulations under section 201 of the Companies Act 1985) or more of all the voting rights attributable to the share capital of that company which are from time to time exercisable at a general meeting we shall only act in accordance with the written instructions of the Board before exercising any voting or other rights attached to or involved in such holding or any part thereof.

         Accordingly, Item 7 of each of the Investment Companies' cover pages reflect the fact that the sole voting power with respect to the Shares held by such Investment Company is held by such Investment Company, rather than by Finsbury. While Finsbury shares dispositive power over the shares held by the Investment Companies with the applicable Investment Company, no dispositions over the Shares are made without the prior approval of the respective Investment Company board.

         Each of Trust, Investment and RBG has sole dispositive power over the Shares held on behalf of such Reporting Persons' discretionary account customers. Rea Brothers has no direct dispositive or voting power over the Shares and is a Reporting Person solely because it may be deemed to be a beneficial owner of the Shares as a result of its ownership of Finsbury, Trust, Investment and RBG.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Finsbury has a separate management agreement with each of the Investment Companies, and except for provisions relating to the manager's compensation, all such agreements are identical. The agreements provide the powers of disposition and voting described in Item 5. Finsbury is entitled to receive management fees as provided in such agreements for its services. The copies of the Agreements, as amended, between Finsbury and each of the Investment Companies are attached hereto as Exhibits E through H.

Item 7.  Material to be Filed as Exhibits.

                  Exhibit A - Agreement among Reporting  Persons
                  Exhibit B - SEC Complaint*
                  Exhibit C - Final Order*
                  Exhibit D - Undertakings*
                  Exhibit E - FTP Management Agreement
                  Exhibit F - Ocean Management  Agreement
                  Exhibit G -  FGT Management Agreement
                  Exhibit H - FSCT Management Agreement

                  * Previously filed.

                                   APPENDIX A
                                   ----------

                             REA BROTHERS GROUP PLC

         The following is a list of the directors and officers of Rea Brothers. Each of the persons listed is a citizen of the United Kingdom and is principally employed as a director of Rea Brothers, unless otherwise stated. The address of the principal office of Rea Brothers and the business address of each person listed below is Alderman's House, Alderman's Walk, London EC2M, England.

                                    Chairman
                                    --------
                               Sir Hugh Cubitt (1)

                                 Deputy Chairman
                                 ---------------
                                W. H. Salomon (2)

                                Managing Director
                                -----------------
                                R.W. Parsons (3)

                                    Directors
                                    ---------
                                 A. A. Hall (4)
                               M.J.E.G. Bower (5)
                                 C.M.Davidge (6)
                              J. A. V. Townsend (7)
                                  A.W. Dyer (8)
                                 G.R. Moreno (9)
                               Sir John Hill (10)
Notes

(1)     Retired.

(2)     See attached list of directorships.

(3)     See attached list of directorships.

(4)     Citizen of Guernesy.  See attached list of directorships.

(5)     See attached list of directorships.

(6)     Managing Director, Christies PLC, 8 King Street, London SW1, England.

(7)     See attached list of directorships.

(8)     Retired.

(9)     U.S. Citizen; retired.

(10)    Retired.

                             FINSBURY GROUP LIMITED

        The following is a list of the directors and executive officers of FGL. Each of the persons listed is a citizen of the United Kingdom. The address of the principal office of FGL and of the principal place of business of each person listed is Neptune House, Titon Court, 14 Finsbury Square, London EC2A 1BR, England.

                                    Directors
                                    ---------
                                W.H. Salomon (1)
                               J.A.V. Townsend (2)
                                  D. Bailey (3)
                                J.M.P. Welman (4)
Notes
- -----
(1)     See attached list of directorships.

(2)     See attached list of directorships.

(3)     See attached list of directorships.

(4)     See attached list of directorships.

                        FINSBURY ASSET MANAGEMENT LIMITED

         The following is a list of the directors and executive officers of Finsbury. Each of the persons listed is a citizen of the United Kingdom and is principally employed as a director or executive officer of Finsbury, unless otherwise noted. The address of the principal office of Finsbury and of the principal place of business of each person listed is Neptune House, Triton Court, 14 Finsbury Square, London EC2A 1BR, England.

                                    Directors
                                    ---------
                                W. H. Salomon (1)
                               J.A.V. Townsend (2)
                                  D. Bailey (3)
                                E.C. Teideman (4)
                                C. E. Griffin (5)
                                 M. R. King (6)
                                  H. Spivey (7)
                                J.M.P. Welman (8)

Notes
- -----
(1)      Deputy  Chairman  of Rea  Brothers,  Director of Rea  Brothers,  Adam &
         Harvey   Group  PLC,   Manganese   Bronze   Holdings   PLC  and  Immuno
         International AG. See attached list of directorships.

(2)      Chairman of Rea Brothers  Limited,  Director of Rea  Brothers  (Isle of
         Man) Limited, Immuno International AG and Blue Ridge Real Estate. See attached list of directorships.

(3)      Former Partner of Phillips & Drew. See attached list of directorships.

(4)      Director of OWH and FTP. See list of directorships.

(5)      See attached list of directorships.

(6)      See attached list of directorships.

(7)      See attached list of directorships.

(8)      See attached list of directorships.

                               FINSBURY TRUST PLC

         The following is a list of the directors and executive officers of FTP. Each of the persons listed is a citizen of the United Kingdom. The principal employment of each of the persons listed is stated below. The address of the principal office of FTP and of the principal place of business of each person listed is Alderman's House, Alderman's Walk, London EC2M, England, unless otherwise stated.

                                    Directors
                                    ---------
                            J. Borwick (Chairman) (1)
                             J.M. St. J. Harris (2)
                                E.C. Teideman (3)
                                  M. Reeve (4)

Notes
- -----
(1) Managing Director, Manganese Bronze Holdings PLC., 1 Love Lane, London EC2V 7HJ, England.

(2) Director, Durrington Corporation Limited, 4-5 Governor Place, London, SWIX 7HJ, England.

(3)      See attached list of directorships.

(4) Director, The Tregeare Company Limited, Tregeare House, Launceston, Cornwall, PLI5 8RE, England. See attached list of directorships.

                                          OCEAN WILSONS HOLDINGS LIMITED

         The following is a list of the Directors and Executive Officers of OWH. The address of the principal office of OWH is Clarendon House, Church Street West, Hamilton HM DX, Bermuda. The citizenship, principal employment and the principal place of business of each of the persons listed is stated below.

                                    Directors
                                    ---------
                                  C. Collis (1)
                                E.C. Teideman (2)
                             J.F. Gouvea Vieira (3)
                                B. Huntingdon (4)
                                 N. Carlini (5)
                                W.H. Salomon (6)

Notes
- -----
(1) British. Deputy Chairman of Bank of Bermuda. Senior Partner of Conyers Dill & Pearman, Clarendon House, Church Street West, Hamilton HM DX, Bermuda.

(2) British. Director FTP. Alderman's House, Alderman's Walk, London EC2M, England. See attached list of directorships.

(3) Brazilian. Managing Partner of Escritorio de Advocacia Gouvea Vieira, Avenida Rio Branco 85-13th Floor, 20040-004 Rio de Janeiro, Brazil.

(4) Canadian. Associate General Counsel and Vice-President Zurich of Reinsurance Co., Mythen Quai 2, 8022 Zurich, Switzerland.

(5)      Brazilian.  Director of Ocean, Wilson Sons Ltda. Avenida Rio Branco, 25
         - 7th Floor, CEP 20093-900, P.O. Box 751, Rio De Janeiro - RJ, Brazil.

(6) British. Director of Finsbury, Rea Brothers, Adam & Harvey Group PLC, Manganese Bronze Holdings PLC and Immuno International AG. See attached list of directorships.

                       OCEAN WILSONS (INVESTMENTS) LIMITED

         The following is a list of the Directors and Executive Officers of Ocean. The address of the principal office of Ocean is Clarendon House, Church Street West, Hamilton HM DX, Bermuda. The citizenship, principal employment and the principal place of business of each of the persons listed is stated below.

                                    Directors
                                    ---------
                        C. Charles Collis (Chairman) (1)
                                E.C. Teideman (2)
                             J.F. Gouvea Vieira (3)
                            C.F. Alexander Cooper (4)
                                 N. Carlini (5)
                                W.H. Salomon (6)

Notes
- -----
(1) British. Deputy Chairman of Bank of Bermuda. Senior Partner of Conyers Dill & Pearman, Clarendon House, Church Street West, Hamilton HM DX, Bermuda.

(2)      British. Director, FTP. See attached list of directorships.

(3) Brazilian. Managing Partner of Escritorio de Advocacia Gouvea Vieira, Avenida Rio Branco 85-13th Floor, 20040 Rio de Janeiro, Brazil.

(4) Canadian. Associate General Counsel and Vice-President of Centre Reinsurance Companies, Cumberland House, One Victoria Street, P. O. Box HM 1788, Hamilton HM HX, Bermuda.

(5) Brazilian. Director of OWH, Wilson Sons Ltda Avenida Rio Branco, 25 - 7th Floor , CEP 20093-900, P.O. Box 751, Rio de Janiero - RJ, Brazil.

(6) British. Director of Finsbury, Rea Brothers, Adam and Harvey Group PLC, Manganese Bronze Holdings PLC and Immuno International AG. Alderman's House, Alderman's Walk, London EC2M, England. See attached list of directorships.

                            FINSBURY GROWTH TRUST PLC

         The following is a list of the directors and executive officers of FGT. Each of the persons listed below is a citizen of the United Kingdom except where stated. The principal employment of each of the persons listed is stated below. The address of the principal office of FGT and of the principal place of business of each person listed is Alderman's House, Alderman's Walk, London EC2M, England., unless otherwise stated.

                                    Directors
                                    ---------
                             M. Reeve (Chairman) (1)
               Rt. Hon. Sir Patrick Nairne, G.C.B., M.C., P.C. (2)
                               G. W. B. Warman (3)
                                 J. Beckman (4)
                                  S.W. Urry (5)
                                 C. Brundin (6)

Notes
- -----
(1) Director, FTP. Director, The Tregeare Company Limited, Tregeare House, Launceston, Cornwall, PL15 8RE, England.

(2) Former Permanent Secretary, Department of Health and Social Security; Retired master of St. Catherine's College, University of Oxford. See attached list of directorships.

(3) Director, Charterhouse Tilney Securities Ltd., 1 Paternoster Row, London, EC2, England.

(4)      Swedish.  Beckman Enoch & Glass Ltd.,  10 Hill Street,  London WIX 7FU,
         England.

(5) Director, Shop & Store Group, Ltd., Burley House, Bradford Road, Burley-in-Wharfedale, 1lkley, West Yorkshire LS29 7DZ.

(6) Director, Oxford University, School of Management Studies, Radcliffe Infirmary, Oxford OX2 6HE.

                      FINSBURY SMALLER COMPANIES TRUST PLC

         The following is a list of the directors and executive officers of FSCT. Each of the persons listed below is a citizen of the United Kingdom except where stated. The principal employment of each of the persons listed is stated below. The address of the principal office of FSCT and of the principal place of business of the persons listed is Alderman's House, Alderman's Walk, London EC2M, England., unless otherwise stated.

                                    Directors
                                    ---------
                            S.B. Gibbs (Chairman) (1)
               Rt. Hon. Sir Patrick Nairne, G.C.B., M.C., P.C. (2)
                                J.M.G. Heynes (3)
                         J.P. de Blocq van Kuffeler (4)

Notes
- -----
(1) Chairman of B Elliot PLC, Elliot House, Victoria Road, London NW10 6NY; director, Equity Consort Investment Trust PLC, Five Arrows House, St. Swithins lane, London EC4N 8NR; Director, Moray Firth Malting Ltd., Elliot Industrial Estate, Arbroath, Angus DD11 2NJ.

(2) Former Permanent Secretary, Department of Health and Social Security; Retired Master, St. Catherine's College, University of Oxford. See attached list of directorships.

(3) Formerly Underwriting Agent at Lloyd's of London. 40 Lime Street, London EC1, England.

(4) British/Dutch. Chief Executive, Provident Financial PLC, Colonade, Sunbridge Road, Bradford, BDI 2LQ England.

                          REAMANN TRUST COMPANY LIMITED

         The following is a list of the directors and executive officers of Trust. Each of the persons listed is a citizen of the United Kingdom. Each of the persons listed is principally employed as a director of Trust. The address of the principal office of Trust and the business address of each person listed below is P.O. Box 203, 29 Athol Street, Douglas, Isle of Man, British Isles.

                                Managing Director
                                -----------------
                              D.C. Litton, A.C.I.B.

                                    Directors
                                    ---------
                            I.M.E. Bancroft, A.C.I.B.
                         W.A. Hamilton-Turner, A.C.I.B.

                  REA BROTHERS (INVESTMENT MANAGEMENT) LIMITED

         The following is a list of the directors and executive officers of Investment. Each of the persons listed is a citizen of the United Kingdom. Each of the persons listed is principally employed as a director of Investment, unless otherwise stated. The address of the principal office of Investment and the business address of each person listed below is Alderman's House, Alderman's Walk, London EC2M, England, unless otherwise stated.

                                Managing Director
                                -----------------
                                  J.M.P. Welman

                                    Directors
                                    ---------
                                R.W. Parasons (1)
                                M.J.E.G Bower (2)
                                   M.D. Reeder
                                  A.F. Arscott
                                    P.A. Cook
                                  J.F. Summers
                                    M.R. King
                                   D.B. Black
                                    H. Spivey
                               J.A.V. Townsend (3)
                                   D.A. Palmer
                                  C.E. Griffin

Notes

(1)      Managing Director, Rea Brothers. See attached list of directorships.

(2)      Director, Rea Brothers.

(3) Joint Managing Director, Finsbury, Neptune House, Triton Court, 14 Finsbury Square, London EC 2A 1 BR, England. Deputy Chairman of Rea Brothers, Chairman of Rea Brothers Limited, Director of Rea Brothers (Isle of Man) Limited, Immuno International AG and Blue Ridge Real Estate. See attached list of directorships.

                         REA BROTHERS (GUERNSEY) LIMITED

         The following is a list of the directors and executive officers of RBG. Each of the persons listed is a citizen of the United Kingdom and resident of the Bailiwick of Guernsey, except Mr. Teideman, who is a citizen of the United Kingdom and a resident of England. The address of the principal office of RBG ad the business address of each of its directors is Commerce House, Les Banques, St. Peter Port, Guernsey, unless otherwise stated. Each of the persons listed is principally employed as a director of RBG, unless otherwise stated.

                                    Directors
                                    ---------
                            R.A. Heaume, F.C.C.A. (1)
                        A.A. Hall (Chairman), A.I.B. (2)
                             R. Le C. Brelsford (3)
                           E.C. Teideman, F.C.C.A. (4)
                                R.W. Parsons (5)
                                   L.J. Banks
                                   M.K. Pratt
                                W.H. Salomon (6)
                                   S.M. Jones
                                 D.A. Palmer (7)

Notes
- -----
(1) Retired; formerly, Administrator of Income Tax, Guernsey; Cherry Tree, Clos du Murier, St. Sampsons, Guernsey.

(2)      See attached list of directorships.

(3)      Advocate, Carey Langlois & Co., 7 New Street, St. Peter Port, Guernsey.

(4)      See attached list of directorships.

(5) Managing Director, Rea Brothers, Alderman's House, Alderman's Walk, London EC2M, England. See attached list of directorships.

(6)      See attached list of directorships.

(7)      See attached list of directorships.

                             SALOMON 1961 SETTLEMENT

        Salomon 1961 Settlement is a discretionary family trust settled by the late Sir Walter and Lady Salomon in 1961. Salomon has no place of business. The following is a list of the trustees of Salomon, both of which are residents of Bermuda.

                                    Trustees
                                    --------
                         Codan Trust Company Limited (1)
                                 Frank Mutch (2)

Notes
- -----
(1)      Clarendon House, P.O. Box HM 666, Church Street, Hamilton, Bermuda.

(2) Attorney, Conyers, Dill and Pearman, Clarendon House, P.O. Box HM 666, Church Street, Hamilton, Bermuda.

                            SALOMON 1989 SETTLEMENTS

        The Salomon 1989 Settlements are a series of four trusts settled by Lady Salomon in 1989. The Trusts have no place of business. The following is a list of the Trustees of the Trusts, both of which are residents of Bermuda.

                                    Trustees
                                    --------
                          Codan Trust Company Ltd. (1)
                           Nichols B.B. Dill, Jr. (2)


Notes
- -----
(1)      Clarendon House, P.O. Box HM 666, Church Street, Hamilton, Bermuda.

(2) Partner, Conyers, Dill and Pearman, Clarendon House, P.O. Box HM 666, Church Street, Hamilton, Bermuda.

                            SALOMON 1990 SETTLEMENTS


        The Salomon 1990 Settlements are a series of sixteen trusts settled by Lady Salomon in 1990. The Trusts have no place of business. The following is a list of the Trustees of the Trusts, both of which are residents of Bermuda.


                                    Trustees
                                    --------
                          Codan Trust Company Ltd. (1)
                           Nichols B.B. Dill, Jr. (2)



Notes
- -----
(1)      Clarendon House, P.O. Box HM 666, Church Street, Hamilton, Bermuda.

(2) Partner, Conyers, Dill and Pearman, Clarendon House, P.O. Box HM 666, Church Street, Hamilton, Bermuda.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            REA BROTHERS GROUP PLC


                                            By:     /s/ Caroline Griffin
                                                -----------------------------

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            FINSBURY ASSET MANAGEMENT LIMITED



                                            By:     /s/ Caroline Griffin
                                                -----------------------------

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            FINSBURY TRUST PLC


                                            By:     /s/ H. Spivey
                                                -----------------------------

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            OCEAN WILSONS (INVESTMENTS)
                                            LIMITED


                                            By:     /s/ E.C. Teideman
                                                -----------------------------

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            FINSBURY GROWTH TRUST PLC


                                            By:     /s/ H. Spivey
                                                -----------------------------

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            FINSBURY SMALLER COMPANIES
                                            TRUST PLC


                                            By:     /s/ H. Spivey
                                                -----------------------------

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            REAMANN TRUST COMPANY LIMITED


                                            By:     /s/ Caroline Griffin
                                                -----------------------------

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            REA BROTHERS (INVESTMENT
                                            MANAGEMENT) LIMITED


                                            By:     /s/ Caroline Griffin
                                                -----------------------------

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            REA BROTHERS (GUERNSEY) LIMITED


                                            By:     /s/ R. Parsons
                                                -----------------------------

                                                                   EXHIBIT A

                                    AGREEMENT

                  AGREEMENT, dated as of February 29, 1996, by and among the undersigned entities.

                  WHEREAS, each of the parties hereto may be construed to beneficially own shares of common stock (collectively, the "Company Securities") of Blue Ridge Real Estate Company and Big Boulder Corporation, Pennsylvania corporations; and

                  WHEREAS, the parties may be construed to constitute a "group" with respect to the beneficial ownership of the Company Securities for purposes of Rule 13d-1 and Schedule 13D promulgated by the United States Securities Exchange Commission;

                  NOW, THEREFORE, the parties hereto hereby agree as follows:

                  1. The parties hereto shall prepare a single statement containing the information required by Schedule 13D with respect to their respective interests in the Company Securities (the "Schedule 13D"), and the
Schedule 13D shall be filed on behalf of each of them.

                  2. Each party hereto shall be responsible for the timely filing of the Schedule 13D and any necessary amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other party contained therein, except to the extent that it knows or has reason to believe that such information is inaccurate.

                  3. This Agreement shall continue unless terminated by any party hereto.

                  4. Jason M. Shargel, Esq., shall be designated as the person authorized to receive notices and communications with respect to the Schedule 13D and any amendment thereto.

                  5. This Agreement may be executed in counterparts, each of which taken together shall constitute one and the same instrument.

                  IN  WITNESS  WHEREOF,   the  undersigned  have  executed  this
Agreement as of the date first above written.

REA BROTHERS GROUP PLC                   FINSBURY ASSET MANAGEMENT
                                         LIMITED


By:       /s/ C. Griffin                 By:    /s/ C. Griffin
   ------------------------------           -----------------------------
   Name:      C. Griffin                    Name:   C. Griffin
   Title:     Company Secretary             Title:  Director

REAMANN TRUST COMPANY                    FINSBURY TRUST PLC



By:       /s/ C. Griffin                 By:    /s/ H. Spivey
   ------------------------------           -----------------------------
   Name:      C. Griffin                    Name:   H. Spivey
   Title:     Authorized Signatory          Title:  Company Secretary
              for this purpose



REA BROTHERS (INVESTMENT                 OCEAN WILSONS (INVESTMENTS)
MANAGEMENT) LTD.                         LIMITED



By:       /s/ C. Griffin                 By:    /s/ E. C. Teidman
   ------------------------------           ------------------------------
   Name:      C. Griffin                    Name:   E. C. Teideman
   Title:     Director                      Title:  Director




REA BROTHERS (GUERNSEY)                  FINSBURY SMALLER COMPANIES
LIMITED                                  TRUST PLC


                                         By:    /s/ H. Spivey
By:       /s/ R. Parsons                    ------------------------------
   ------------------------------           Name:   H. Spivey
   Name:      R. Parsons                    Title:  Company Secretary
   Title:     Director


                                         FINSBURY GROWTH TRUST PLC


                                         By:    /s/ H. Spivey
                                            ------------------------------
                                            Name:   H. Spivey
                                            Title:  Company Secretary

                                                                      EXHIBIT E


  -----------------------------------------------------------------------
  Finsbury Asset Management Limited

  Neptune House, Triton Court, 14 Finsbury Square, London EC2A lBR
  Telephone: 071-256 8873    Telex: 8958024    Fax: 071-638 0541

10 December 1991

The Earl of Dartmouth
Chairman

Lancashire & London Investment Trust PLC
Neptune House
Triton Court
14 Finsbury Square

London EC2A 1BR

Dear Lord Dartmouth,

At a recent Board Meeting of Finsbury Asset Management Limited ("Finsbury") I was asked to write to you requesting that the fee for the management of the investment portfolio should be increased from 0.5 percent to 0.75 percent.

In arriving at their decision the Board of Finsbury had before them statements taken from S G Warburgs Investment Trust Manual for 1990/91 copies of which are attached. This may be summarised as follows:-

                                                          Investments
               Basis of Valuation       Gross Assets       Plus Cash
               ------------------       ------------      -----------
               Average values              1.21%              0.81%
               Maximum                     2.82%              1.05%
               Minimum                     0.50%              0.31%

It will be seen that the management fee presently charged by Finsbury is below the average. In view of the suggested increase in fees the board of Finsbury would, if the suggestion were approved, be prepared to half the amount presently charged for rent and rates. On the basis of the fee charged by Finsbury at 30th September, the annual fees together with the charge for rent and rates would be as follows:-

                                               Present        Revised
                                               @ 0.5%         @ 0.75%

          Fees                                 50,340          75,510
          Rent & Rates                         23,492          11,746
                                               ------          ------
                                              L73,842         L87,256
                                              -------         -------

         Total assets at 30th September   L10,068,000

         Fees plus rent as percentage of
         total assets                           0.733%          0.867%

Other factors which influenced Finsbury's decision were firstly that Finsbury have undertaken substantial amounts of additional work outside normal management and which might properly be described as corporate advisory and development for which they have made no charge and secondly, in order to improve the service given to clients, consideration is being given to expanding the investment department by engaging an additional investment analyst to seek out special investment situations.

If the board are agreeable to the above we would propose the following alterations to the investment management agreement:-

(1) Clause 1.1 of Schedule 3 where a fee of 0.5 percent is mentioned this should be amended to 0.75 percent.

(2) Clause 1.3 will be amended to reduce the present holding in investment trusts managed by Finsbury from 5 percent to nil. The effect of this will be to exclude from the portfolio any investments in investment trusts managed by Finsbury.

With respect to the investment dealing company Finsbury are proposing to reduce their share of the profits from the present 20 percent to 15 percent.

As you are aware under the present arrangements the agreement may be terminated on the giving of twelve months notice in January of each year. This means that the period of notice can be as long as 24 months or as short as 12 months. Finsbury consider this to be unsatisfactory and propose that the period of notice should be amended to be 20 months from the date of notification of termination.

The above alterations will have effect from 1st January, 1992 if your board agrees.

You will be aware that the fee charged by Finsbury for secretarial services is L22,500 per annum. In view of increasing costs we feel that this should also be considered at the end of March, 1992. We will be writing later in this connection.

Yours sincerely,

E C Teideman

Finsbury Asset Management Limited

Neptune House, Triton Court, 14 Finsbury Square, London EC2A 1BR
Telephone: 071-256 8873       Telex: 8958024      Fax: 071-(338 0541

19 March 1991


The Earl of Dartmouth
Chairman
Lancashire & London Investment Trust PLC
The Manor House
Chipperfield
Kings Langley

Herts   WD4 9BN

Dear Lord Dartmouth,

The agreement for secretarial services between your company and this company was entered into on 1st April, 1988 at an annual fee of L20,000 per annum.

There has been no increase in this fee since the commencement of the contract despite inflation of 25 percent up to 31st December, 1990. We are of the view that an increase in the fee of L5,000, in line with inflation, would be appropriate. However, in view of the size of the trust it may not be appropriate to increase the fee by this amount. We therefore propose, subject to your agreement, to increase the fee for 1991 to L22,500 with effect from 1st January.

In order that this situation should not recur in future years we would suggest that the agreement be amended to enable the fee to be adjusted annually in line with the rate of inflation.

We should be grateful for your agreement to the above.

Yours sincerely,

E C Teideman

cc To all Directors of
    Lancashire & London Investment Trust PLC

Finsbury Asset Management Limited

Neptune House, Triton Court, 14 Finsbury Square, London EC2A lBR
Telephone: 071-256 8873       Telex: 8958024           Fax: 071-638 0541

10 December 1991

The Earl of Dartmouth
Chairman
Lancashire & London Investment Trust PLC
Neptune House
Triton Court
14 Finsbury Square
London EC2A 1BR

Dear Lord Dartmouth,

At a recent Board Meeting of Finsbury Asset Management Limited ("Finsbury") I was asked to write to you requesting that the fee for the management of the investment portfolio should be increased from 0.5 percent to 0.75 percent,

In arriving at their decision the Board of Finsbury had before them statements taken from S G Warburgs Investment Trust Manual for 1990/91 copies of which are attached. This may be summarised as follows:-

                                                        Investments
           Basis of Valuation        Gross Assets        plus cash
           ------------------        ------------        ---------
           Average values                1.21%              0.81%
           Maximum                       2.82%              1.05%
           Minimum                       0.50%              0.31%

It will be seen that the management fee presently charged by Finsbury is below the average. In view of the suggested increase in fees the board of Finsbury would, if the suggestion were approved, be prepared to half the amount presently charged for rent and rates. On the basis of the fee charged by Finsbury at 30th September, the annual fees together with the charge for rent and rates would be as follows:-

                                             Present             Revised
                                              @ 0.5%             @ 0.75%

               Fees                          50,340              75,510
               Rent & Rates                  23,492              11,746
                                             ------              ------
                                            L73,842             L87,256

        Total assets at 30th September  L10,068,000
                                         ----------
        Fees plus rent as percentage of
          total assets                        0.733%              0.867%

Other factors which influenced Finsbury's decision were firstly that Finsbury have undertaken substantial amounts of additional work outside normal management and which might properly be described as corporate advisory and development for which they have made no charge and secondly, in order to improve the service given to clients, consideration is being given to expanding the investment department by engaging an additional investment analyst to seek out special investment situations.

If the board are agreeable to the above we would propose the following alterations to the investment management agreement:-

(1) Clause 1.1 of Schedule 3 where a fee of 0.5 percent is mentioned this should be amended to 0.75 percent.

(2) Clause 1.3 will be amended to reduce the present holding in investment trusts managed by Finsbury from 5 percent to nil. The effect of this will be to exclude from the portfolio any investments in investment trusts managed by Finsbury.

With respect to the investment dealing company Finsbury are proposing to reduce their share of the profits from the present 20 percent to 15 percent.

As you are aware under the present arrangements the agreement may be terminated on the giving of twelve months notice in January of each year. This means that the period of notice can be as long as 24 months or as short as 12 months. Finsbury consider this to be unsatisfactory and propose that the period of notice should be amended to be 20 months from the date of notification of termination.

The above alterations will have effect from 1st January, 1992 if your board agrees.

You will be aware that the fee charged by Finsbury for secretarial services is L22,500 per annum. In view of increasing costs we feel that this should also be considered at the end of March, 1992. We will be writing later in this connection.

Yours sincerely,

E C Teideman

Finsbury Asset Management Limited

Neptune House, Triton Court, 14 Finsbury Square, London EC2A lBR
Telephone: 071-256 8873       Telex: 8958024           Fax: 071-638 0541




19 March 1991

The Earl of Dartmouth
Chairman
Lancashire & London Investment Trust PLC
The Manor House
Chipperfield
Kings Langley
Herts  WD4 9BN

Dear Lord Dartmouth,

The agreement for secretarial services between your company and this company was entered into on 1st April, 1988 at an annual fee of L20,000 per annum.

There has been no increase in this fee since the commencement of the contract despite inflation of 25 percent up to 31st December, 1990. We are of the view that an increase in the fee of L5,000, in line with inflation, would be appropriate. However, in view of the size of the trust it may not be appropriate to increase the fee by this amount. We therefore propose, subject to your agreement, to increase the fee for 1991 to L22,500 with effect from 1st January.

In order that this situation should not recur in future years we would suggest that the agreement be amended to enable the fee to be adjusted annually in line with the rate of inflation.

We should be grateful for your agreement to the above.

Yours sincerely,

E C Teideman

cc To all Directors of
   Lancashire & London Investment Trust PLC

Finsbury Asset Management Limited

Neptune House, Triton Court, 14 Finsbury Square, London EC2A lBR
Telephone: 071-256 8873       Telex: 8958024           Fax: 071-638 0541


3 January 1991

The Directors
Lancashire & London Investment Trust PLC
Neptune House
Triton Court
14 Finsbury Square
London EC2A 1BR

Dear Sirs

At a meeting of the directors of Finsbury Asset Management, held on 17 December 1990, consideration was given to the level of annual fees to be charged in respect of secretarial fees provided by this company under the agreement effective from 1 April 1988.

In light of the subsequent level of inflation since the agreement the directors have asked me to write to you requesting that the original fee of L20,000 p.a. be indexed to take inflation into account and that the annual fee be increased to L25,000 p.a. with effect from 1 January 1991.

Yours faithfully

Secretary

Finsbury Asset Management Limited

Neptune House, Triton Court, 14 Finsbury Square, London EC2A lBR
Telephone: 071-256 8873       Telex: 8958024           Fax: 071-638 0541


9 October 1990

The Secretary
Lancashire & London Investment Trust PLC
Neptune House
Triton Court
14 Finsbury Square
London EC2A 1BR

Dear Sirs

RE:      FORMER HOLDING OF 91264 ORDINARY SHARES OF
         SCOTTISH CITIES INVESTMENT TRUST PLC

The management agreement between Lancashire & London Investment Trust PLC and Finsbury Asset Management Limited in Schedule 3 sets out the basis of calculating the management fee. Clause 1.3 of the schedule provides that there shall be excluded from the portfolio a holding in any investment trust of which Finsbury are the manager and where the holding represents 5 percent or more in nominal value of the equity share capital of that company.

Your former holding of 91264 Ordinary shares of Scottish Cities Investment Trust PLC represented 2.77 percent of the equity share capital of that company and should therefore be included in the portfolio. In the past, this holding has been excluded in error resulting in an undercharge of management fees by this company. We shall therefore shortly be issuing additional invoices to cover the amount undercharged during your current accounting year. We do not propose to re-open past years.

Please accept our apologies for any inconvenience this may cause.

Yours faithfully

E C Teideman

Finsbury Asset Management Limited

Neptune House, Triton Court, 14 Finsbury Square, London EC2A lBR
Telephone: 071-256 8873       Telex: 8958024           Fax: 071-638 0541


26th September, 1990

Lancashire & London
  Investment Trust PLC
Neptune House
Triton Court
14 Finsbury Square
London EC2A IBR

Dear Sirs,

I write to inform you that following the liquidation of Fashion & General Investment Trust PLC future rent and management costs will be recharged on the basis of one sixth of the total per company as against the previous one seventh per company. The change is effective from 1st July, 1990.

In addition it should be noted that the management company is currently disputing a proposed rental increase from L48,000 to L130,000 pa. Although it is hoped to achieve a reduction in the proposed amount is it clear that there will be a substantial increase in the future.

Yours faithfully,

J W L Farrar
- ------------------------
SECRETARY

Lancashire & London Investment Trust PLC

Neptune House, Triton Court, 14 Finsbury Square, London EC2A lBR
Telephone: 071-256 8873       Telex: 8958024           Fax: 071-638 0541


18 September 1989


Finsbury Asset Management Ltd
Neptune House
Triton Court
14 Finsbury Square
LONDON EC2A 1BR

Dear Sirs

We refer to the Agreement dated 7th July 1989 between you and us whereby you agreed to provide us with certain investment management services on the terms and subject to the conditions set out therein ("the Agreement").

Pursuant to Clause 5.2 of the Agreement, we hereby request that the Agreement be varied with immediate effect by the addition to sub-clause 8.1.2 thereof of the following proviso:-

         "Provided always that where there are attached to the aggregate of the holdings of investments contained in the portfolio of your company and any other company managed by us five percent (or such other percentage as may from time to time be prescribed by regulations under Section 201 of the Companies Act 1985) or more of all the voting rights attributable to the share capital of that company which are from time to time exercisable at a general meeting we shall only act in accordance with the written instructions of the Board before exercising any voting or other rights attached to or involved in such holding or any part thereof."

Save as varied above, the Agreement shall continue in full force and effect in all respects.

Please acknowledge receipt of this letter and confirm your acceptance of our request by signing the attached and returning it to us marked for the attention of the Company Secretary.

Yours faithfully









SECRETARY                              DIRECTOR

for and on behalf of

LANCASHIRE & LONDON INVESTMENT TRUST PLC

We acknowledge receipt of the letter of which the above is a copy and confirm our acceptance of your request set out in such letter.


Dated                    1989






for and on behalf of

FINSBURY ASSET MANAGEMENT LIMITED

Finsbury Asset Management Limited

Neptune House, Triton Court, 14 Finsbury Square, London EC2A lBR
Telephone: 071-256 8873       Telex: 8958024           Fax: 071-638 0541



To:      LANCASHIRE & LONDON INVESTMENT TRUST PLC
of Neptune House, Triton Court, 14 Finsbury Square, London EC2A
IBR

Introduction

1. We are a member of the Investment Management Regulatory Organisation
("IMRO") and as such regulated by IMRO in the conduct of investment business
(as defined in the Financial Services Act 1986 ("the Act")) and are bound by the rules including any regulations made by the Board of IMRO as altered, amended, added to or cancelled from time to time ("the IMRO Rules")

2. We have been informed by you and believe that you carry on business as an approved investment trust and are a business Investor as defined in the IMRO rules and set out in Schedule 5 and wish us to provide you with certain investment management services on that basis (including but not limited to advising on and managing Investments within the meaning of the Act) and details of which services are set out in paragraphs 7, 8 and 9 ( "the Services") which we are pleased to agree to provide on the terms and subject to the conditions of this Agreement and the Schedules which form part of this Agreement.

      The Services will be provided on the basis that you are a business Investor and in consequence you will not obtain the benefit of certain of the IMRO Rules.

Appointment

3. We are appointed as your sale Investment Managers with effect from the time of the receipt by us of the enclosed copy of this Agreement with the endorsed confirmation of your acceptance signed by you. Our appointment shall continue in full force and effect unless and until terminated in accordance with paragraph
5.1 below.

4. We reserve the right to perform our obligations through and/or delegate any of our discretions to the agency of any subsidiary, associated company or any third party of our choosing, provided that we have obtained the prior written consent of the Board of Directors for the time being of your Company ("the Board") so to do and that such transaction will ensure "best execution".

Termination and Variation

5.1 Our appointment may be terminated by either of us giving to the other in January in any year not less than 12 months written notice or such shorter notice as the other may agree to accept. Any termination of this Agreement shall be without prejudice to the completion by us of any transactions already initiated and any antecedent liability of either party.

5.2 This Agreement may only be varied by written agreement signed by both parties.

Disclosure

6. 1 We specifically draw ycur attention to the disclosure that certain of our customers are "Controllers" and one of our customers is a Connected Customer within the meaning of the IMRO Rules and to the other statements contained in
Schedule 4.

6.2 Your attention is also drawn to the warnings and statements set out in
Schedule 6 and appendices thereto.

6.3 The validity of this Agreement shall not be impeached on the grounds of
Schedule 4 or Schedule 6.

The Services

7.1 We shall have full discretion to manage all investments and funds within your portfolio from time to time ("the Portfolio") and shall advise the Board as we consider appropriate in accordance with the Investment Objectives set-out in Schedule 2 or as the Board may require but otherwise (save as provided in paragraph 7.2 below) may act without restriction, and in particular as to the types of investment, the markets in which investments are made, the amount of any one investment and the proportion of the Portfolio which any one investment or any particular kind of investment may contribute. Particulars of the Portfolio as at the date of this Agreement and of the initial values thereof are set out in Schedule 1.

7.2 The Services undertaken by us under this Agreement shall be subject to the Investment Limitations set out in Schedule 2 and to the policies, direction and control of the Board which will define your investment and other policies from time to time.

7.3 We shall effect the investment and re-investment of the Portfolio including by way of underwriting participation and the income arising therefrom in accordance with your Memorandum and Articles of Association and the investment policies of the Board and arrange for the transfer of investments into your name or the name of your nominee.

7.4 Unless and until you notify us in writing not to do so without a further Agreement, the Services will include advising on or effecting transactions relating to Options, Futures, or Contracts for Differences or Margined Transactions.

7.5 We will inform you in writing, in relation to any transaction we effect with or for you:-

7.5.1 if commission mark up or mark down will be payable otherwise than by you to us or at our direction or to or at the direction of any of our Associates;

7.5.2     if we will also be remunerated by the other party to the transaction;

7.5.3 if the transaction relates to securities which have been the subject of a primary or secondary offer thereof made within six months next before the date on which the transaction is effected and we or any of our Associates provided underwriting or other services in connection with that offer.

7.6 All transactions to be effected for vou with or through the agency of a person who provides services under any Relevant Arrangements (as defined in Rule
6.01 of the IMRO Rules) will be effected so as to secure for your best execution of the transaction disregarding any benefit which might enure directly or indirectly to you from the service or benefits provided under that arrangement. There are no Relevant Arrangements at the date of this Agreement.

Powers

8.1 Unless and until otherwise agreed between us in the performance of our obligations under this Agreement we:-

8.1.1. may enter into make and perform all such contracts agreements and other undertakings as may in our opinion be necessary or advisable or incidental to the carrying out of the Investment Objectives;

8.1.2 may exercise on your behalf all voting and other rights attaching to or involved in the holding of Investments as we in our absolute discretion consider appropriate and unless otherwise directed by written instructions from the Board;

8.1.3 shall be entitled to obtain and or act or rely upon the opinion or advice of or any information received from any broker, lawyer, valuer, surveyor or other expert whether reporting to you or to us;

8.1.4 shall not be precluded from contracting or entering into any financial or other transaction with you and in the case of any transaction being in respect of any Investment shall be entitled to deal at a net price computed after taking into account our costs and expenses arising out of or in connection with such transaction;

8.1.5 may buy Shares in any company whose Investments or assets we manage without your prior consent;

8.1.6 commit you to an obligation to underwrite any issue or offer for sale of securities without any restriction on the categories of securities or financial limits on the extent of such underwriting; with the exception of those referred to in Schedule 2.

8.1.7 may at our discretion and in all circumstances commit you (without limit on the extent to which this may be done) to supplement the funds in the Portfolio either by borrowing on your behalf or committing you to a contract the performance of which may require you to supplement such funds or to a transaction relating to Options, Futures or Contracts for Differences whereby you may be required to pay a deposit or margin in support of that transaction, or to supplement that payment after the transaction has been effected.

8.2 We shall do all such things to enable you to comply with your obligations under any regulatory rules regarding Investments.

8.3 We shall not be liable for the consequences of any investment decision made within the Investment Objectives but we agree to indemnify you in respect of loss incurred as a result of gross negligence, wilful default or fraud by us or any of our employees. We shall not be liable for the default of any custodians or bankers.

8.4 We shall have the right for ourselves, our representatives and employees to make unsolicited calls on you at any time at our discretion and may send you any research and communicate to you any specific recommendations in any manner.

Administration

9.1 Unless otherwise agreed in writing we shall not hold any of your Investments or money or any documents of title relating thereto, but will lodge the same with bankers nominated by you in writing from time to time for safe custody or for the credit of your relevant bank account as the case may be.

9.2 We shall have power to give instructions to such bankers to effect all settlements and transactions and shall have a limited mandate in relation to the operation of your relevant account.

9.3 We shall use reasonable endeavours to procure that such brokers as we may from time to time appoint will forward to you copies of all contract notes dividend tax vouchers and other advices issued or received by them showing income received, the basis of fees and commissions charged and transactions entered into.

9.4 We shall supply the Board quarterly with a valuation of the Portfolio and more frequently if required by the Board the valuations other than the quarterly valuations to be at your expense.

9.5 It shall not be our responsibility to collect income or reclaim Income Tax from the Inland Revenue.

9.6 We may aggregate your transactions with those of our other clients (including our Connected Customer) without prior agreement.

Remuneration, Fees and Expenses

10. Our fees and charges are calculated on the basis and at the rates shown in
Schedule 3.

Indemnity Insurance

11. We do not maintain indemnity insurance.

Complaints Procedure

12.1 Any Complaints regarding any alleged breach or non-observance of any of our obligations contained in this Agreement of which you may at any time become aware should be made in writing to our Compliance Officer who will promptly acknowledge your letter, notify our Chairman and investigate the circumstances (which may involve your supplying any necessary information and your general co-operation) and will report the results to you.

12.2 If a complaint remains unresolved between ourselves we will supply you with a copy of the IMRO complaints procedure and you may approach IMRO and the Securities and Investments Board direct.

Confidentiality

13.1 Both parties will at all times respect and protect the confidentiality of information acquired as a result of this Agreement excent as required by law by way of disclosure to any competent regulatory body or authority.

13.2 It may be necessarv in order to comply with Paragraph 13.1 to supply such information to a body outside the United Kingdom in which event we will notify you and any expenses so incurred will forthwith be reimbursed by you.

Interpretation

14. In this Agreement unless the context otherwise requires words and expressions defined in the IMRO Rules shall have the same meaning herein.

Validity

15.1 In the event that any provision of this Agreement shall finally be determined to be unlawful in accordance with English law such provision shall be deemed severed therefrom but every other provision thereof shall remain in full force and effect unless the business purpose of this Agreement is frustrated thereby.

15.2 If any conflict shall arise between the provisions of this Agreement and the IMRO Rules then such Rules shall prevail.




Kindly acknowledge receipt of this Agreement and confirm your acceptance of these terms and conditions by signing the attached copy and returning it to us marked for the attention of the Company Secretary.



Dated the 7th day of July 1989

Signature of

on behalf of FINSBURY ASSET MANAGEMENT LIMITED

We acknowledge receipt of the Agreement of which this is a copy and confirm we are a business Investor and our acceptance of the terms and conditions set-out in such Agreement.



Dated the 7th day of July 1989.


Signature of                       )
on behalf of LANCASHIRE & LONDON   )
INVESTMENT TRUST PLC               )

                                   SCHEDULE 2

                             INVESTMENT OBJECTIVES

         The maximisation of total return on capital invested through either capital gain or income as investment opportunities present themselves.








                             INVESTMENT LIMITATIONS

Excluded Investments:           Life Policies

                                Unit Trusts

                                PEPS

                                Collective Investment Schemes






         Underwriting

         The company's financial exposure in underwriting any issue or offer for sale of securities shall be limited to L500,000 in respect of any one issue or offer for sale unless prior approval of the board be obtained.

                                   SCHEDULE 3

Remuneration, Fees, Expenses and Indemnity

1. Our fees and charges by way of remuneration for the Services pursuant to this Agreement are levied and payable on the following basis:-

1.1 On the date of each valuation ("the relevant Valuation Date") a fee shall be payable by you equal to that proportion of 1/2 per cent of the total value of the Portfolio (for the avoidance of doubt, disregarding any borrowings associated with any holdings in the Portfolio) as at that relevant Valuation Date which the number of days from the immediately preceding Valuation Date (or in the case of the first valuation after the date of this Agreement from such date) to the relevant Valuation Date bears to 365. We shall be entitled to debit such fee directly to your account with your bankers from time to time.

1.2 A valuation of the Portfolio shall be made as at the date on which this Agreement is terminated and you shall may us a fee calculated as provided in 1.1 above by reference to such valuation. Such valuation shall include any investments the subject of uncompleted sales but shall exclude the value of any investments represented by uncompleted purchases.

1.3 For the purpose of this clause "the Portfolio" shall exclude a holding by you or on your behalf in any investment trust company (as defined in Section 842 ICTA 1988) of which we are for the time being sole investment manager where such holding represents 5% or more in nominal value of the equity share caqital of such company. For the avoidance of doubt "the Portfolio" shall include a holding by you or on your behalf in any of Rea Brothers Group Plc, Ocean Wilsons (Holdings) Plc, or Stocklake Holdings Plc.

2. We shall be entitled to be reimbursed on demand all expenses (including the fees of any advisers appointed pursuant to paragraph 8.1.3) properly incurred in the performance of our obligations. Where we acting in our capacity as your investment manager enter into commitments or incur expenses on your behalf any consequent liabilities (other than such as may arise from the wilful default, gross negligence or fraud on our part) shall either be met by you direct or we shall be entitled to use any of your funds under our administrative control to discharge such liabilities and to the extent that we shall make any payment on ycur behalf or incur or suffer any liability, obligation, loss, damage, penalty, judgment, cost or expense of any kind whatsoever acting in such capacity aforesaid we shall (except as aforesaid) be fully indemnified in respect thereof by you.

                                   SCHEDULE 4

                              DISCLOSURE STATEMENT

1.1 We bring to your attention that, of our customers, a full list of whom is available to you on request one is a Connected Customer and certain others are Associates (for the purposes of the IMRO Rules) of and materially connected with our holding company Finsbury Group Limited.

1.2 We have the right without prior reference to you:-

1.2.1 to effect with or for you transactions in which we or our holding company or any of its other subsidiaries have or has directly or indirectly a material interest (other than any interest arising solely from our or its participation in the transaction) or any relationship of any description with another person such as to place us in a position where our duty or interest in relation to such other person conflicts with our duty to you. The Portfolio may include securities where the issue or offer for sale was underwritten, managed or arranged by us or any of our Associates within the preceding twelve months.

1.2.2 to buy investments from or sell investments to you when acting as a principal or as an agent for any of our Associates.

1.2.3 to act in the same transaction as both an agent for you and also as an agent for the other party provided that the terms are at least as good as those available elsewhere and to Associates. If you so require we shall inform you so far as we are able without breaching any obligation of confidentiality of the nature of any association in any such transaction.

                                   SCHEDULE 5
                                   DEFINITIONS

Business Investor

(1) Means:-

             (a) a government, local authority or public authority within the meaning of Note 1 to paragraph 3 of
                         Schedule 1 to the Act, or

             (b) a company satisfying any of the criteria set out in paragraph (2) below and which carries on a business which is not Investment Business or, if it is Investment Business, may under the Act be lawfully carried on by that body without its being an Authorised Person, and

(2) the criteria referred to in paragraph (1) are the following:-

             (a) if the company is a Body Corporate which has more than 20 members or which, being a Subsidiary, has a Holding Company which has more than 20 members, the company or any of its Holding Companies or any of its Subsidiaries has a called up share capital, or net assets, of not less than L500,000, or

             (b) if the company is a Body Corporate other than one described in sub-paragraph (a), the Company or any of its Holding Companies or any of its Subsidiaries has a called up share capital, net assets, of not less than L5 million, or

             (c) if the company is not a Body Corporate, the company has net assets of not less than L5 million.

Experienced Investor

             In relation to a transaction of any description in an Investment of any description, means an individual who in any period of 12 months has so frequently entered into transactions (whether on his own behalf or in the course of his employment and on behalf of his employer) relating to Investments of that description, with or through the agency of reputable persons who carry on Investment Business, being transactions of substantial size, or of substantial size in relation to his total wealth, that he can reasonably be expected to understand the nature of that Investment and the risks involved in entering into such transactions.

               For the purpose of this definition:-

                (a) an individual who is an Experienced Investor in relation to a transaction of any description involving an Investment which is (i) readily realisable and (ii) within paragraphs 1 to 3 of
                           Schedule 1 to the Act, is deemed to be also an Experienced Investor in relation to transactions of that same description in any other Investment which is (i) readily realisable and (ii) within paragraphs 1 to 3 or also paragraph 6 of that Schedule; and

                (b) an individual who is an Experienced Investor in relation to transactions of any description in Futures, Options or Contracts for Differences which are effected under the rules of a Recognised or Designated Investment Exchange and in a contract of a type traded in such an Exchange, is deemded to be also an Experienced Investor in relation to such transactions which are not effected in that way; and

                (c) an individual who is an Experienced Investor in relation to transactions of any description in Futures, Options or Contracts for Differences which are effected with or through the agency of a listed institution (within the meaning of Section 43 of the Act), is deemed to be also an Experienced Investor in relation to such transactions which are not effected in that way, and

                (d) a body of persons, whether incorporated or not, which carries on a business or acts as a trustee, shall be deemed to be an Experienced Investor in relation to transactions of a particular type entered into by it through the agency of an individual who is a member, officer or employee of such body and who is an Experienced Investor in relation to transactions of that type; and

                (e) all individual joint trustees of an express trust are, if one of the trustees is an Experienced Investor in relation to transactions of a particular type, deemed to be Experienced Investors in relation to transactions of that type entered into on behalf of the trust.

Professional Investor

             In relation to any services provided by a Member, means a person who carries on Investment Business (including a person treated as carrying on Investment Business by virtue of Section 191 of the Act) and for whom those services are provided in the course of his doing so.

Connected Company

               In relation to a person, means:

                (a) if the Person is a company, a company in whose case any of the following conditions is fulfilled:

                           (i) the same person is the Controller of each company, or

                           (ii) each company has a group of two or more persons as Controller, and the group consists of the same persons; or each company has a group of two or more persons as Controller, and the group would consist of the same persons if any member of it (or any number of members of it) were to be replaced by:

                                  A Close Relative of the member, or

                                  A partner of the member, or

                                  A company of which the member is an Officer or Controller.

                           (iii)  both companies are members of the same Group;

                (b) if the person is a partnership, a company in whose case either of the following conditions is fulfilled:

                           (i) that partnership or one of its partners is a Controller of the company; or

                           (ii)   one or more of the partners in that
                                  partnership and any Close Relatives of any of them taken separately or taken together, is a Controller or are Controllers of the company;

                (c) if the person is an individual, a company in whose case either of the following conditions is fulfilled:

                           (i) that individual is the Controller of the company; or

                           (ii) that individual and any of the Close Relatives of that individual, either taken separately or taken together, is a Controller or are Controllers of the company.

Connected Customer

              In relation to a Member, means any person who is:-

                (a)        a partner of the Member, or

                (b) an employee of the Member or of an Associate of the Member, or

                (c) an Appointed Representative of the Member or an employee of such an Appointed Representative, or

                (d)        where the Member is a company,

                           (i)    a Controller (other than a Regulated
                                  Insurance Company) of the Member, or

                           (ii)   an Officer of the Member, or

                (e) the Close Relative of any individual described in heads (a) to (d) above or of the Member, or

                (f) a person in his capacity as trustee of a trust (other than an Occupational Pension Scheme) the beneficiaries of which he knows or ought reasonably to know include any person described in heads (a) to
                           (e) above, or

                (g) a company (other than a Regulated Insurance Company) which is a Connected Company of the Member but, for the purpose of Rule 11 of Chapter IV of the Rules, a person is not a Connected Customer of a Member if that person is (1) acting in its capacity as the Operator of a Collective Investment Scheme or (ii) an investment trust.

Customer

         Means any person with whom the Member carries on, or proposes to carry on, Investment Business, but a person, who as a beneficiary under a trust (not being the settlor himself) benefits from the performance by the Member as the trustee of any activities which constitute Investment Business falling within paragraphs 14 or 16 of Schedule 1 to the Act, shall not merely by reason of that fact be included in the definition of Customer.

Associate

               In relation to a person, means:-

                (a)        a partner of that person, or;

                (b)        an Appointed Representative of that person, or;

                (c)        a Connected Company of that person, or;

                (d)        where the person is a company,

                           (i)    a Controller of that person, or;

                           (ii)   an Officer of that person.

Controller

                (a) In relation to a Body Corporate, means a person, who alone or with any Associate or Associates, is entitled to exercise, or control the exercise of, 15 per cent. or more of the voting power at any general meeting of the Body Corporate or another Body Corporate of which it is a Subsidiary; and

                (b)        in relation to an unincorporated association means:-

                           (i) any person in accordance with whose directions or instructions, either alone or with those of any Associates, the officers or members of the governing body of the association are accustomed to act (but disregarding advice given in a professional capacity); and

                           (ii) any person who, either alone or with any Associate or Associates, is entitled to exercise, or control the exercise of, 15 per cent. or more of the voting power at any general meeting of the association, and for the purposes of this definition 'Associate', in relation to any person, means that person's wife, husband or minor child or step-child, any body corporate of which that person is a director, any person who is an employee or partner of that person and, if that person is a body corporate, any subsidiary of that body corporate and any employee of any such subsidiary.

                                   Schedule 6

                            RISK DISCLOSURE STATEMENT

1.       This statement is made in compliance with the IMRO Rules.

2. Under Clause 7.4 of this Agreement the Services may relate to Options, Futures or Contracts for Differences or to Margined Transactions.

2.1 You are hereby warned that the markets can be highly volatile and that investments in options, futures or contracts for differences carry a high risk of loss; further that in the case of futures, contracts for differences and the grant of options a relatively small adverse market movement may result not only in loss of the original investment but also in unquantifiable further loss exceeding any margin deposited.

2.2 Your attention is also drawn to the further warnings and points set out in the appendices to this Schedule.

3. You are warned that if a liability in one currency is to be matched by an asset in a different currency or if the Services may relate to an investment denominated in a currency other than sterling then a movement of exchange rates may have a separate effect unfavourable as well as favourable on the gain or loss otherwise experienced on the investment.

4. The Services may relate to Investments Not Readily Realisable and you are warned that the same are not readily realisable that there can be no certainty market makers will be prepared to deal in them and that proper information for determining their current value may not be available.

                                   APPENDIX I

                        GENERAL RISK DISCLOSURE STATEMENT

This statement is made in compliance with the rules of the Securities and Investments Board ("the SIB").

The risk of loss in investing in commodity, financial or other futures, options or contracts for differences can be substantial. You should carefully consider whether such investments are suitable for you in the light of your circumstances and financial resources. You should be aware of the following points:-

1. In a relatively short time you may sustain a total loss of the deposits and of the margin placed with your broker to establish or maintain an open position if the market moves against you. You may be called upon to deposit a substantial additional margin, at short notice, to maintain your position. If you do not provide such additional funds within the time required, your position may be liquidated at a loss and you will be liable for any resulting deficit.

2. If you deposit collateral as security for calls made upon you by your broker it will lose its identify as your property once dealings on your behalf are undertaken and may be passed to an exchange's clearinghouse or other brokers. Even if your dealings should ultimately prove profitable, you may have to accept payment in cash and not get back the actual assets which you have deposited. Nor will your deposit be protected to the same extent as would a cash deposit held on trust in a segregated client bank account.

3. Under certain market conditions it may be difficult or impossible to liquidate a position. This may occur, for example, at times of rapid price movement if the price rises or falls in one trading session to such an extent that, under the rules of the relevant exchange, trading is suspended or restricted.

4. Placing a stop-loss order will not necessarily limit your losses to the intended amounts, for market conditions may make it impossible to execute such orders at the stipulated price.

5. A spread or straddle position mav be as risky as a single long or short position and can be more complex.

6. Markets in futures, options and contracts for differences can be highly volatile and investment in them carries a high risk of loss. The high degree of "gearing" or "leverage" is a particular feature of this type of transaction. This stems from the margining system applicable to such contracts which generally involves a comparitively modest deposit or margin in terms of the overall contract value, so that a relatively small market movement can have a disproportionately dramatic effect on your investment. If the market movement is in your favour, you may achieve a good profit return, but an equally small adverse market movement can result not only in the loss of your entire original investment, but may also expose you to the distinct possibility of an unquantifiable loss exceeding your original investment.

7. If you take (buy) an option, your risk in most cases will be less than trading in futures since you should not lose more than the premium you paid plus any commission or other transaction charges. However, there are many different types of options with different peculiarities and subject to different conditions. You should accordingly require your broker to inform you of all relevant details before committing yourself. In all cases you can easily lose your entire investment in the option.

         If you grant (sell) an option, your risk of loss may be at least as great as your exposure in trading futures. Although you will receive a premium payment for granting (selling) the option, a relatively small adverse market movement can quickly eradicate that premium. You may be liable to pay substantial additional margins which could involve you in significant losses. Moreover, the buyer of an option acquires certain rights which may limit your ability to protect yourself. Only experienced traders should contemplate granting options and then only after securing full details from their broker of the applicable conditions and potential risk exposure.

8. Unless you have effectively agreed otherwise in circumstances where this is permitted under the rules of the SIB when your broker deals for you he should do so only in contracts of the types dealt with on one of the recognised or designated exchanges. You instruct your broker to deal on foreign markets, he will probably instruct a broker in the country concerned. Normally that broker will not be subject to the rules or regulations of the SIB and the exchange on which he effects the transaction may not be subject to as strict regulations as a recognised investment exchange in the United Kingdom. Hence the degree of protection afforded to you may be less than if you restrict your transactions to the United Kingdom markets. You should ensure that your broker explains the protections which will operate and ascertain whether he accepts liability for any default of the foreign broker that he employs. If he does not accept such a liabibility you could lose all that you have invested or stand to gain if the foreign broker defaults.


9. You should require of your broker prior to the commencement of trading written confirmation of all commission and other transaction charges for which you will be liable. In the event that any charges are not expressed in money terms (but, for example, as a percentage of contract value) you should obtain a clear written explanation, including appropriate examples, to establish what such charges are likely to mean in specific money terms. You should realise that when commission is charged as a percentage it will normally be as a percentage of the total contract value and not simply a percentage of your deposit.

10. Brokers may also be dealers trading for their own account and they may accordingly be involved in the same markets as you. Under such circumstances you should be aware that their own account involvement could be contrary to your interest. Your broker is required to inform you in advance if he deals on his own behalf in relevant markets.

11. The guarantee of performance by the exchanges' clearing houses applies only to their contracts with members. They do not guarantee performance of your broker's contracts with you.

12. Your broker's insolvency or that of any other brokers involved may lead to your positions being closed out without your consent.

*13. Your broker is required to hold your money in segregated trust accounts in accordance with the regulations of the SIB but this may not afford complete protection.

**14. You have agreed that your money held by your broker need not be segregated in a client bank account and you will lack that protection should your broker become insolvent.

         This brief statement cannot disclose all risks of investments in futures, options and contracts for differences. They are not suitable for many members of the public and you should carefully study such investments before you commit funds to them. They may also have tax consequences and on this you should consult your lawyer, accountant or other tax adviser.

        *Delete if statement given to a business, professional or experienced investor who has opted out of segregation in accordance with the rules of the SIB.

       **Delete unless statement given to a business, professional or experienced investor who has opted out of segregation in accordance with the rules of the SIB.



 ..............................................................................

                        FINSBURY ASSET MANAGEMENT LIMITED

I have read and understand Part 1 of this risk disclosure statement set out above.

Date..........................................................................
                             Signature of                        on behalf of

                                   APPENDIX II

                      ADDITIONAL RISK DISCLOSURE STATEMENT

This statement is made in compliance with the rules of the Securities and Investments Board ( "the SIB") because you have authorised your broker to deal with or for you in futures, options or -contracts for differences which are not undertaken under the rules of a recognised or designated investment exchange and in contracts traded thereon. Its purpose is to warn you of the risks, additional to those referred to in the General Risk Disclosure Statement, inherent in such dealings.

1. In general it is only if you are a business, professional or experienced investor within the meaning of the Board's rules and have agreed to be treated as such that your broker will be entitled to undertake such dealings with or for you. There are only three other circumstances in which this is permissible subject to your agreement:-

        (a) if the dealings are undertaken under a limited liability transaction (see the General Risk Disclosure Statement) and your broker has required you to deposit with him a sum in cash equivalent to the amount of your limited liability prior to the entry into the transactions, or

        (b) if your broker carries on investment business only as an "execution-only dealer", acts only on your unsolicited instructions and offers no advice or recommendations of any kind, or

        (c) your broker is managing your investment portfolio under an agreement which provides that such transactions may be entered into but only with a view to protecting against possible adverse fluctuations in the value of other investments or cash in the Portfolio.

         Unless you are a business, professional or experienced investor or one or more of circumstances (a), (b) and (c) apply your broker will not be entitled to undertake such transactions with or for you.

2. Such transactions may involve you in substantially greater risks than you might incur by investing in futures, options or contracts for differences under the rules of a recognised or designated investment exchange and in contracts of a type traded thereon.

3. There is no regulated market in such contracts and the bid and offer prices will be established solely by dealers in these contracts. Hence you may not be able to sell what you have bought or buy what you have sold or to ascertain whether you are doing so at a fair price.

4. Before entering into any such transaction you should obtain from your broker a written explanation as to how dealing is to be conducted, the nature of the contracts offered, the facilities which will be made available to you and the applicable procedures for entering into and liquidating transactions, the method of calculating prices and other relevant material. This you should study carefully, in conjunction with the General Risk Disclosure Statement and this Additional Risk Disclosure Statement. You should satisfy yourself that dealing is conducted throughout in strict conformity with that written explanation and report to the SIB if you have reason to believe it is not (The Securities and Investments Board, 3 Royal Exchange Buildings, London, EC3V 3NL Tel: 283 2474).

5. If you deal in contracts which are traded solely by one dealer you will have no alternative other than to liquidate your position with the same dealer and to accept the price he offers. You should ensure that this price will be based on objective criteria and that your broker undertakes that deals will be done at that price.

*6. You are also reminded that if you have agreed that your money held by your broker need not be segregated in a client bank account you will lack that protection should your broker become insolvent.

**7. Your money will be held by your broker in a special client bank account for client money relating to such transactions notwithstanding that you may be a business, professional or experienced investor willing to contract out of segregation.

*        Delete if the firm is an execution-only dealer

**       Delete if the firm is not an execution-only dealer


 ..............................................................................

                        FINSBURY ASSET MANAGEMENT LIMITED



I have read and understood the Additional Risk Disclosure Statement set out above.



Date 7th July 1989     .......................................................
                       Signature of
                       on behalf of

                                  APPENDIX III
                            RISK DISCLOSURE STATEMENT

This statement is made in compliance with the rules of the Securities and Investments Board ("the SIB").

1. There are many different types of options with different peculiarities and subject to different conditions. You should accordingly require your broker to inform you of all relevant details before committing yourself. If you take (buy) an option, the extent of your risk should not be more than the amount of the premium you paid plus any commission or other transaction charges. However, if you write or grant (sell) an uncovered option, your risk of loss may be considerable. Although you will receive a premium payment for selling the option, a relatively small adverse market movement can quickly eradicate that premium. You may be liable to pay subtantial additional margins which could involve you in significant losses. You may be obliged to make or take delivery of the underlying investment. Moreover, the buyer of an option acquires certain rights which may limit your ability to protect yourself. Only experienced persons should contemplate selling options and then only after securing full detils from their broker of the applicable conditions and potential risk exposure.

2. If you are required to deposit collateral as security with your broker in respect of your options transactions, the way in which it will be treated will vary widely according to the type of option and where it is traded. If you trade options on a recognised or designated investment exchange, the rules of that exchange and its clearing house are likely to apply, but entirely different practices and conditions are likely to be applicable in the case of off-exchange options. You are strongly advised in either case to ascertain from your broker prior to entering into the transaction how your collateral will be dealt with, whether or not it will retain its identity as your property, and under what circumstances you may be called upon for additional collateral or other forms of security deposit.

3. Under certain market conditions it may be difficult or impossible to liquidate positions. This may occur, for example, at times of rapid price movement if the price rises or falls in one trading session to such an extent that, under the rules of the relevant exchange, trading is suspended or restricted.

4. A spread or straddle position may be as risky as a single long or short position and can be more complex.

5. Unless you have effectively agreed otherwise in circumstances where this is permitted under the rules of the Board when you broker deals for you he should do so only in contracts of the type dealt with on one of the recognised or designated Exchanges. If you instruct your broker to deal on foreign markets, he will probably instruct a broker in the country concerned. Normally that broker will not be subject to the rules or regulations of the SIB and the exchange on which he effects the transaction may not be subject to as strict regulations as a recognised investment exchange in the United Kingdom. Hence the degree of protection afforded to you may be less than if you restrict your transactions to the United Kingdom markets. You should ensure that your broker explains the protections which will operate and ascertain whether he accepts liability for any default of the foreign broker that he employs. If he does not accept such a libility you could lose all that you have invested or stand to gain if the foreign broker defaults.

6. You should require from your broker prior to the commencement of trading written confirmation of all commission and other transaction charges for which you will be liable. In the event that any charges are not expressed in money terms (but, for example, as a percentage of contract value) you could obtain a clear written explanation, including appropriate examples, to establish what such charges are likely to mean in specific money terms.

7. Brokers may also be dealers trading for their own account and they may accordingly be involved in the same markets as you. Under such circumstances you should be aware that their own account involvement could be contrary to your own interests. Your broker is required to inform you in advance if he deals on his own behalf in relevant markets.

8. The guarantee of performance by the exchanges' clearing houses applies only to their contracts with members. They do not guarantee performance of your contracts.

9. Your broker's insolvency or that of any other firm involved in the transaction may lead to your positions being closed out without your consent.

*10. Your broker is required to hold your money in segregated trust accounts in accordance with the regulations of the SIB but this may not afford complete protection.

**II. You have agreed that your money held by your broker need not be segregated in a client bank account and you will lack that protection should your broker become insolvent.

* Delete if statement given to a business, professional or experienced investor who has opted out of segregation in accordance with the rules of the SIB.

** Delete unless statement given to a business, professional or experienced investor who has opted out of segregation in accordance with the rules of the SIB.


 ..............................................................................

                        FINSBURY ASSET MANAGEMENT LIMITED





I have read and understood the risk disclosure statement set out above.





Date 7th July 1989          ..................................................
                            Signature of
                            on behalf of

                                   APPENDIX IV

                                  STABILISATION

This statement is made in compliance with rules of the Securities and Investments Board.

  Finsbury Asset Management Limited or its representatives may from time to time recommend to you or effect on your behalf transactions in securities the subject of a recent new issue the price of which transactions may have been influenced by bids made or transactions effected for the purpose of stabilising the price of those securities. You should read the explanation below carefully. Its purpose is to enable you to judge whether you wish your funds to be invested at all in such securities and, if so, whether you wish to authorise name of firm generally to effect transactions in such securities on your behalf without further reference to you or whether you wish to be consulted before any particular transaction is effectd on your behalf.

  Stabilisation is a process whereby the market price of a security is pegged or fixed during the period in which a new issue of securities is sold to the public. Stabilisation may take place in the new issue or in other securities related to the new issue in such a way that the price of the other securities may effect the price of the new issue or vice versa.

  The reason stabilisation is permitted is that when a new issue is brought to market the sudden glut will sometimes force the price lower for a period of time before buyers are found for the securities on offer.

  As long as he obeys a strict set of rules the "stabilising manager", normally the issuing house chiefly responsible for bringing a new issue to market, is entitled to buy securities in the market that he has previously sold to investors or alloted to institutions who were included in the new issue but who have decided not to continue participating. The effect of this may be to keep the price at a higher level than would otherwise be the case during the period of stabilising.

  These rules limit the period in which he may stabilise, fix the price at which he may stabilise (in the case of shares and warrants but not bonds) and require him to disclose that he may be (but not that he is) stabilising.

  The fact that a new issue or a related security is being stabilised does not in itself mean that investors are not interested in the issue, but neither should the existence of transactions in an issue where stabilising may take place be relied upon as an indication that investors are interested in the new issue or interested in purchasing at the price at which transactions are taking place.

The following is a summary of all omitted Schedules to the foregoing FTP Management Agreement.

                  Schedule 1        Initial Portfolio Valuation.

         The  Registrant   hereby  agrees  to  furnish   supplementally  to  the
Commission a copy of Schedule 1 upon request of the Commission.

                                                                      EXHIBIT F





THIS AGREEMENT is made the 3rd day of April, 1992.

BETWEEN:

Ocean Wilsons Limited, a body corporate duly incorporated under the laws of Bermuda, and having offices located at Clarendon House, Church Street, Hamilton, Bermuda (hereinafter referred to as "OWL')

         OF THE FIRST PART


                                      -and-


Ocean Wilsons (Investments) Limited, a body corporate duly incorporated under the laws of Bermuda, and having offices located at Clarendon House, Church Street, Hamilton, Bermuda (hereinafter referred to as "OWIL")

         OF THE SECOND PART


                                     - and -


Finsbury Asset Management Limited, a body corporate duly incorporated under the laws of England, having its offices at Neptune House, Triton Court, 14 Finsbury Square, London (hereinafter referred to as "Finsbury")

         OF THE THIRD PART



                               NOVATION AGREEMENT
                               ------------------


PREAMBLE
- --------

         WHEREAS OWL and Finsbury are parties to that certain portfolio management agreement dated the 31st day of March 1992, a copy of which agreement is attached as a schedule hereto (the "Portfolio Agreement");

         AND WHEREAS each of the parties hereto wish to novate the Portfolio Agreement so that OWIL assumes the benefits and agrees to bear the burdens previously undertaken by OWL under the Portfolio Agreement;

         N0W THEREFORE THIS AGREEMENT WITNESSETH that in consideration of The mutual covenants and agreements herein contained, the parties do hereby mutually covenant and agree as follows:


ARTICLE I
- ----------

1.1      Novation

         Each of OWIL and Finsbury agree to novate the Portfolio Agreement so that any reference to OWL therein shall, from the date of this Novation Agreement instead be read so as to refer to OWIL, and the terms thereof shall be amended accordingly.

1.2      OWIL to be Bound

         In consideration of the sale and transfer of certain assets from OWL to OWIL concurrently with this Novation Agreement, and the mutual covenants herein contained, OWIL agrees to undertake and fulfill all of the obligations of OWL under the Portfolio Agreement and shall be entitled to all of the benefits formerly enjoyed by OWL thereunder.

1.3      Preamble

         The parties hereby confirm and ratify the matters contained and referred to in the preamble to this Agreement and agree that the same are expressly incorporated into and form part of this Agreement.

ARTICLE II
- ----------

2.1      Further Assurances

         The parties hereto and each of them do hereby covenant and agree to do such things and execute such further documents, agreements and assurances as may be necessary or advisable from time to time in order to carry out the terms and conditions of this Agreement in accordance with their true intent.

2.2      Headings

         The headings in this Agreement have been inserted for reference and as a matter of convenience only and in no way define, limit or enlarge the scope or meaning of this Agreement or any provisions hereof.

2.3      Singular, Plural and Gender

         Wherever the singular, plural, masculine, feminine or neuter is used throughout this Agreement the same shall be construed as meaning the singular, plural, masculine, feminine, neuter, body politic or body corporate where the fact or context so requires and the provisions hereof and all covenants herein shall be construed to be joint and several when applicable to more than one party.

2.4      Governing Law

         This agreement shall be construed, enforced and governed by the laws of England without regard to any conflicts of laws rules which would make the laws of another jurisdiction applicable.

2.5      Counterparts.

         This Agreement may be entered into in any number of counterparts and by the parties to it on separate counterparts each of which when so executed and delivered shall be an original but all counterparts shall together constitute one and the same agreement.

2.6      Submission to Jurisdiction

         In relation to any dispute arising out of or in connection with this Agreement, the parties irrevocably and unconditionally submit to the non-exclusive jurisdiction of the Courts of England and Bermuda and, to the extent permitted by law, hereby waives any objection to proceedings with respect to this Agreement in such courts on the grounds of venue or inconvenient forum.


         IN WITNESS WHEREOF the corporate parties have hereunto affixed their corporate seals duly attested to by the hands of their properly authorized officers in that behalf all on the day and year first above written.



                                       Ocean Wilson (Investments) Limited

                                       Per: /s/                           SEAL
                                           ------------------------------------
                                       Per: /s/
                                           ------------------------------------

                                       Ocean Wilsons Limited

                                       Per: /s/                           SEAL
                                           ------------------------------------
                                       Per: /s/
                                           ------------------------------------

                                       Finsbury Asset Management Limited

                                       Per: /s/
                                           ------------------------------------
                                       Per: /s/
                                           ------------------------------------

To: OCEAN WILSONS LIMITED ("the Customer") of Clarendon House, Church Street, Hamilton HM11, Bermuda

INTRODUCTION
- ------------

1. We are a member of the Investment Management Regulatory Organisation ("IMRO") and as such regulated by IMRO in the conduct of investment business (as defined in the Financia1 Services Act 1986 ("the Act")) and are bound by the rules including any regulations made by the Board of IMRO as altered, amended, added to or cancelled from time to time ("the IMRO Rules")

2. We, have been informed by you and believe that you carry on business as an investment holding Company and are an Ordinary Business Investor as defined in the IMRO rules and wish us to provide you with certain investment management services on that basis (including but not limited to advising on and managing Investments Within the meaning of the Act) and details of which services are set out in paragraphs 7, 8 and 9 ("the Services") which we are pleased to agree to provide on the terms and subject to the conditions of this Agreement and the Schedules which form part of this Agreement.

         The Services will be provided on the basis that you are a non-private Investor and in consequence you will not obtain the benefit of certain of the IMRO Rules.

APPOINTMENT
- -----------

3. We are hereby appointed as your sole Investment Managers with effect from close of business in the United Kingdom on 31st March 1992. Our appointment shall continue in full force and effect unless and until terminated in accordance with paragraph 5.1 below.

4. We reserve the right to perform our obligations through and/or delegate any of our discretions to the agency of any subsidiary, associated company or any third party of our choosing provided that we have obtained the prior written consent of the Board of Directors for the time being of your Company ("the Board") so to do and that such transaction will ensure "best execution".

TERMINATION AND VARIATION
- -------------------------

5.1 Our appointment may be terminated by either of us giving to the other not less than 20 calendar months written notice at any time or such shorter notice as the other may agree to accept. Any termination of this Agreement shall be without prejudice to the completion by us of any transactions already initiated (which transactions shall proceed on the terms of this Agreement notwithstanding its termination) and any antecedent liability of either party (including liabilities in respect of transactions continuing after termination in accordance with this paragraph)

5.2 This Agreement may only be varied by written agreement signed by both parties.

DISCLOSURE
- ----------

6.1 We specifically draw your attention to the disclosure that certain of our customers are "Controllers" and some of our customers are Associates within the meaning of the IMRO Rules and to the other statements contained in Schedule 4.

6.2      Your attention is also drawn to the warnings and statements set out in
Schedule 6 and appendices thereto.

6.3      The validity of this Agreement shall not be impeached on the grounds of
Schedule 4 or Schedule 6.

THE SERVICES
- ------------

7.1 The Services undertaken by us under this Agreement shall be subject to the Investment Limitations ("the Investment Limitations") set out in Schedule 2 (which may be amended by written notice from you to us from time to time) and to the policies, direction and control of the Board which will define your investment and other policies from time to time.

7.2 Unless and until we are otherwise instructed by the Board, we shall have full discretion to manage all investments and funds within your portfolio from time to time ("the Portfolio") and shall advise the Board as we consider appropriate in accordance with the Investment Objectives ("the Investment Objectives") set out in Schedule 2 (which Investment Objectives may be amended by written notice from you to us from time to time) or as the Board may require but otherwise (save as provided in paragraph 7.1 above) may act without restriction, and in particular as to the types of investment, the markets in which investments are made, the amount of any one investment and the proportion of the Portfolio which any one investment or any particular kind of investment may contribute. Particulars of the Portfolio as at the date of this Agreement and of the initial values thereof are set out in Schedule 1.

7.3 We shall effect the investment and re-investment of the Portfolio including by way of underwriting participation and the income arising therefrom in accordance with your Memorandum and Articles of Association and the investment policies of the Board and arrange for the transfer of investments into your name or the name of your nominee.

7.4 Unless and until you notify us in writing not to do so without a further Agreement, the Services will include advising on or effecting transactions relating to Contingent Liability Transactions.

7.5 We wi11 inform you in writing, in relation to any transaction we effect with or for you:-

7.5.1 if commission mark up or mark down will be payable otherwise than by you to us or at our direction or to or at the direction of any of our Associates;

7.5.2    if we will also be remunerated by the other party to the transaction

7.5.3 if the transaction relates to securities which have been the subject of a primary or secondary offer thereof made within six months next before the date on which the transaction is effected and we or any of our Associates provided underwriting or other services in connection with that offer.

7.6 All transactions to be effected for you with or through the agency of a person who provides services under any Soft Commission Agreement will be effected so as to secure for you best execution of the transaction disregarding any benefit which might enure directly or indirectly to you from the service or benefits provided under that arrangement. There are no Soft Commission Agreements at the date of this Agreement.

7.7 If so required by the Board we shall procure that one of our senior officers or employees shall attend up to (but not exceeding) four meetings of the Board in Bermuda in each year during which our appointment remains in force, for the purposes of reporting to the Board in relation to the conduct of our duties hereunder, provided that reasonable prior notice of each such meeting shall be given to us and you shall bear and pay all reasonable travel and accommodation and subsistence costs of the representative of ours who is to attend the Board meeting in question and provided further that we shall not be entitled to any further remuneration in respect of such attendances.

POWERS
- ------

8.1 Unless and until otherwise agreed between us in the performance of our obligations under this Agreement we:-

8.1.1 may enter into make and perform all such contracts agreements and other undertakings as may in our opinion be necessary or adviseable or incidental to the carrying out of the Investment Objectives;

8.1.2 may exercise on your behalf all voting and other rights attaching to or involved in the holding of investments as we in our absolute discretion consider appropriate and unless otherwise directed by written instructions from the Board PROVIDED ALWAYS THAT where any investment comprised in the Portfolio either singly or when aggregated with investments held in the Portfolio of any other company managed by us carries 3 per cent (or such other percentage as may from time to time be prescribed in relation to notifiable interests under the Companies Act 1985 of the United Kingdom) or more of all the voting rights of any class of share in the share capital of that company which are from time to time exercisable at general meetings of any company we shall only act in accordance with the written instructions of the Board before exercising any voting or other rights attached to or involved in such holdings or any part thereof;

8.1.3 shall be entitled to obtain and/or act or rely upon the opinion or advice of or any information received from any broker, lawyer, valuer, surveyor or other expert whether reporting to you or to us;

8.1.4 shall not be precluded from contracting or entering into any financial or other transaction with you and in the case of any transaction being in respect of any Investment shall be entitled to deal at a net price computed after taking into account our costs and expenses arising out of or in connection with such transaction;

8.1.5 may buy Shares in any company whose Investments or assets we manage without your prior consent;

8.1.6 commit you to an obligation to underwrite any issue or offer for sale of securities provided that the Board may from time to time by written notice to us impose restrictions (which shall be observed by us) on the categories of securities or financial limits on the extent of such underwriting, the initial such restrictions being shown on Schedule 2;

8.1.7 may at our discretion and in all circumstances commit you (subject to the limits on the extent to which this may be done imposed by the Board by written notice to us from time to time which limits shall be observed by us, the initial such limits being shown on Schedule 2) to supplement the funds in the Portfolio either by borrowing on your behalf or committing you to a contract the performance of which may require you to supplement such funds or to a Contingent Liability Transaction whereby you may be required to pay a deposit or margin in support of that transaction, or to supplement that payment after the transaction has been effected.

8.2 We shall do all such things to enable you to comply with your obligations under any regulatory rules regarding Investments.

8.3 We shall not be liable for the consequences of any investment decision made within the Investment Objectives but we agree to indemnify you in respect of loss incurred as a result of gross negligence, wilful default or fraud by us or any of our employees. We shall not be liable for the default of any custodians or bankers.

8.4 We shall have the right for ourselves, our representatives and employees to make unsolicited calls on you at any time at our discretion and may send you any research and communicate to you any specific recommendations in any manner.

ADMINISTRATION
- --------------

 9.1 Unless otherwise agreed in writing we shall not hold any of your Investments or money or any documents of title relating thereto, but will lodge the same with bankers nominated by you in writing from time to time for safe custody or for the credit of your relevant bank account as the case may be. If we at any time hold any money for you (which we do not intend to do) such money will not be segregated in a client bank account.

9.2 We shall have power to give instructions to such bankers to effect all settlements and transactions and shall have a limited mandate in relation to the operation of your relevant account.

9.3 We shall use reasonable endeavours to procure that such brokers as we may from time to time appoint will forward to you copies of all contract notes dividend tax vouchers and other advices issued or received by them showing income received, the basis of fees and commissions charged and transactions entered into.

9.4 We shall supply the Board quarterly with a valuation of the Portfolio (and more frequently if required by the Board) provided that such valuations, other than the quarterly valuations, shall be at your expenses.

9.5 It shall not be our responsibility to collect income or reclaim income Tax from the Inland Revenue.

9.6 We may aggregate your transactions with those of our other clients (including our Associates) without prior agreement.

REMUNERATION, FEES AND EXPENSES
- -------------------------------

10. Our fees and charges are calculated on this basis and at the rates shown in Schedule 3.

INDEMNITY INSURANCE
- -------------------

11.     We do not maintain indemnity insurance.

COMPLAINTS PROCEDURE
- --------------------

12.1 Any Complaints regarding any alleged breach or non-observance of any of our obligations contained in this Agreement of which you may at any time become aware should be made in writing to our Compliance Officer who will promptly acknowledge your letter, notify our Chairman and investigate the circumstances (which may involve your supplying any necessary information and your general co-operation) and will report the results to you.

12.2 If a complaint remains unresolved between ourselves we will supply you with a copy of the IMRO complaints procedure and you may approach IMRO and the Securities and Investments Board direct.

CONFIDENTIALITY
- ---------------

13.1 Both parties will at all times respect and protect the confidentiality of information acquired as a result of this Agreement except as required by law by way of disclosure to any competent regulatory body or authority.

13.2 It may be necessary in order to comply with paragraph 12.1 to supply such information to a body outside the United Kingdom in which event we will notify you and any expenses so incurred will forthwith be reimbursed by you.

INTERPRETATION
- --------------

14. In this Agreement (and in the Schedules hereto) unless the context otherwise requires words and expressions defined in the Definitions Schedule to IMRO Rules (a copy of which is annexed as Schedule 5) shall have the same meaning herein.

VALIDITY
- --------

15.1 In the event that any provision of this Agreement shall finally be determined to be unlawful in accordance with English law such provision shall be deemed severed therefrom but every other provision thereof shall remain in full force and effect unless the business purpose of this Agreement is frustrated thereby.

15.2 If any conflict shall arise between the provisions of this Agreement and the IMRO Rules then the IMRO Rules shall prevail.

APPLICABLE LAW AND JURISDICTION
- -------------------------------

16. This Agreement shall be governed and construed in accordance with English law, and by our signatures hereto each of us shall be deemed to have submitted and consented to the non-exclusive jurisdiction of the Courts of England.

Kindly acknowledge receipt of this Agreement and confirm your acceptance of these terms and conditions by signing the attached copy and returning it to us marked for the attention of the Company Secretary.


Dated the           day of             1992

Signature of

on behalf of FINSBURY ASSET MANAGEMENT LIMITED

We acknowledge receipt of the Agreement of which this is a copy and confirm we are a Non-private Customer and our acceptance of the terms and conditions set-out in such Agreement.


Dated the 31st day of March 1992.



Signature of                       )
on behalf of OCEAN WILSONS LIMITED )

                                   SCHEDULE 2
                                   ----------

                             INVESTMENT OBJECTIVES
                             ---------------------
                (which are subject to amendment by the Board from
                                  time to time)

The maximisation of total return on capital invested through either capital gain or income as investment opportunities present themselves.

                             INVESTMENT LIMITATIONS
                             ----------------------
                (which are subject to amendment by the Board from
                                  time to time)



Excluded Investments:          Life Policies

                               Unit Trusts

                               PEPS

                               Collective Investment Schemes

Underwriting

The Customer's financial exposure in underwriting any issue or offer for sale of securities shall be limited to L1,000,000 in respect of any one issue or offer for sale unless prior approval of the Board be obtained.

The commitment contemplated in clause 8.1.7 of the Agreement to which this is
Schedule 2 shall not exceed Lnil unless prior approval of the Board be obtained.

                                   SCHEDULE 3
                                   ----------
Remuneration. Fees, Expenses and Indemnity

1. Our fees and charges by way of remuneration for the services pursuant to this Agreement are levied and payable on the following basis:-

1.1 On the date of each valuation ("the relevant Valuation Date") a fee shall be payable by you equal to that proportion of 0.75 per cent of the total value of the Portfolio (for the avoidance of doubt, disregarding any borrowings associated with any holdings in the Portfolio) as at that relevant Valuation Date which the number of days from the immediately preceding Valuation Date (or in the case of the first valuation after the date of this Agreement from such date) to the relevant Valuation Date bears to 365. We shall he entitled to debit such fee directly to your account with your bankers from time to time.


1.2 A valuation of the Portfolio shall be made as at the date on which this Agreement is terminated and you shall pay us a fee calculated as provided in 1.1 above by reference to such valuation. Such valuation shall include any investments the subject of uncompleted sales but shall exclude the value of any investments represented by uncompleted purchases.

1.3 For the purposes of this clause "the Portfolio" shall exclude a holding by you on or your behalf in any investment trust company (as defined in Section 842 Income & Corporation Taxes Act, 1988 in the United Kingdom) of which we are for the time being sole investment manager. For the avoidance of doubt "the Portfolio shall include a holding by you or on your behalf in any of Rea Brothers Group Plc, or Adam + Harvey

        Group PLC.

2. We shall be entitled to be reimbursed on demand all expenses (including the fees of any advisers appointed pursuant to paragraph 8.1.3) properly incurred in the performance of our obligations. Where we in acting in our capacity as your investment manager enter into commitments or incur expenses on your behalf any consequent liabilities (other than such as may arise from the wilful default, gross negligence or fraud on our part) shall either be met by you direct or we shall be entitled to use any of your funds under our administrative control to discharge such liabilities and to the extent that we shall make any payment on your behalf or incur or suffer any liability, obligation, loss, damage, penalty, judgment, cost or expense of any kind whatsoever acting in such capacity aforesaid we shall (except as aforesaid) be fully indemnified and held indemnified in respect thereof by you.

The following is a summary of all omitted Schedules and Appendices to the foregoing Ocean Management Agreement.

                  Schedule 1        Initial Portfolio Valuation.

                  Schedule 4 Disclosure Statement (filed as Schedule 4 to Exhibit F to this Schedule 13D).

                  Schedule 5 Definitions (filed as Schedule 5 to Exhibit F to this Schedule 13D).

                  Schedule 6 Risk Disclosure Schedule (filed as Schedule 6 to Exhibit F to this Schedule 13D).

                  Appendix I        General Risk Disclosure  Statement  (filed
                                    as Appendix I to Exhibit F to this  Schedule
                                    13D).

                  Appendix II       Additional  Risk  Disclosure   Statement
                                    (filed as  Appendix  II to Exhibit F to this
                                    Schedule 13D).

                  Appendix III      Risk  Disclosure  Statement  (filed  as
                                    Appendix  III to Exhibit F to this  Schedule
                                    13D).

                  Appendix IV       Stabilisation  (filed as Appendix IV to
                                    Exhibit F to this Schedule 13D).


         The  Registrant   hereby  agrees  to  furnish   supplementally  to  the
Commission a copy of any of the above-listed Schedules or Appendices upon request of the Commission.

                                                                      EXHIBIT G



Finsbury Asset Management Limited

Neptune House. Triton Court. 14 Finsbury Square. London EC2A 1BR
Telephone: 01-256 8873     Telex: 8958024       Fax: 01-638 0541


To: SCOTTISH CITIES INVESTMENT TRUST PLC of Neptune House, Triton Court, 14 Finsbury Square, London EC2A 1BR


Introduction

1. We are a member of the Investment Management Regulatory Organisation ("IMRO") and as such regulated by IMRO in the conduct of investment business (as defined in the Financial Services Act 1986 ("the Act")) and are bound by the rules including any regulations made by the Board of IMRO as altered, amended, added to or cancelled from time to time ("the IMRO Rules")

2. We, have been informed by you and believe that you carry on business as an approved investment trust and are a business Investor as defined in the IMRO rules and set out in Schedule 5 and wish us to provide you with certain investment management services on that basis (including but not limited to advising on and managing Investments within the meaning of the Act) and details of which services are set out in paragraphs 7, 8 and 9 ("the Services") which we are pleased to agree to provide on the terms and subject to the conditions of this Agreement and the Schedules which form part of this Agreement.

     The Services will be provided on the basis that you are a business Investor and in consequence you will not obtain the benefit of certain of the IMRO Rules.

Appointment

3. We are appointed as your sole Investment Managers with effect from the time of the receipt by us of the enclosed copy of this Agreement with the endorsed confirmation of your acceptance signed by you. Our appointment shall continue in full force and effect unless and until terminated in accordance with paragraph
5.1 below.

4. We reserve the right to perform our obligations through and/or delegate any of our discretions to the agency of any subsidiary, associated company or any third party of our choosing, provided that we have obtained the prior written consent of the Board of Directors for the time being of your Company ("the Board") so to do and that such transaction will ensure "best execution".

Termination and Variation

5.1 Our appointment may be terminated by either of us giving to the other in January in any year not less than 12 months written notice or such shorter notice as the other may agree to accept. Any termination of this Agreement shall be without prejudice to the completion by us of any transactions already initiated and any antecedent liability of either party.

5.2 This Agreement may only be varied by written agreement signed by both parties.

Disclosure

6.1 We specifically draw your attention to the disclosure that certain of our customers are "Controllers" and one of our customers is a Connected Customer within the meaning of the IMRO Rules and to the other statements contained in
Schedule 4.

6.2 Your attention is also drawn to the warnings and statements set out in
Schedule 6 and appendices thereto.

6.3 The validity of this Agreement shall not be impeached on the grounds of
Schedule 4 or Schedule 6.

The Services

7.1 We shall have full discretion to manage all investments and funds within your portfolio from time to time ("the Portfolio") and shall advise the Board as we consider appropriate in accordance with the Investment Objectives set-out in Schedule 2 or as the Board may require but otherwise (save as provided in paragraph 7.2 below) may act without restriction, and in particular as to the types of investment, the markets in which investments are made, the amount of any one investment and the proportion of the Portfolio which any one investment or any particular kind of investment may contribute. Particulars of the Portfolio as at the date of this Agreement and of the initial values thereof are set out in Schedule 1.

7.2 The Services undertaken by us under this Agreement shall be subject to the Investment Limitations set out in Schedule 2 and to the policies, direction and control of the Board which will define your investment and other policies from time to time.

7.3 We shall effect the investment and re-investment of the Portfolio including by way of underwriting participation and the income arising therefrom in accordance with your Memorandum and Articles of Association and the investment policies of the Board and arrange for the transfer of investments into your name or the name of your nominee.

7.4 Unless and until you notify us in writing not to do so without a further Agreement, the Services will include advising on or effecting transactions relating to Options, Futures, or Contracts for Differences or Margined Transactions.

7.5 We will inform you in writing, in relation to any transaction we effect with or for you:-

7.5.1 if commission mark up or mark down will be payable otherwise than by you to us or at our direction or to or at the direction of any of our Associates;

7.5.2    if we will also be remunerated by the other party to the transaction;

7.5.3 if the transaction relates to securities which have been the subject of a primary or secondary offer thereof made within six months next before the date on which the transaction is effected and we or any of our Associates provided underwriting or other services in connection with that offer.

7.6 All transactions to be effected for you with or through the agency of a person who provides services under any Relevant Arrangements (as defined in Rule
6.01 of the IMRO Rules) will be effected so as to secure for your best execution of the transaction disregarding any benefit which might enure directly or indirectly to you from the service or benefits provided under that arrangement. There are no Relevant Arrangements at the date of this Agreement.

Powers

8.1 Unless and until otherwise agreed between us in the performance of our obligations under this Agreement we:-

8.1.1 may enter into make and perform all such contracts agreements and other undertakings as may in our opinion be necessary or advisable or incidental to the carrying out of the Investment Objectives;

8.1.2 may exercise on your behalf all voting and other rights attaching to or involved in the holding of Investments as we in our absolute discretion consider appropriate and unless otherwise directed by written instructions from the Board;

8.1.3 shall be entitled to obtain and/or act or rely upon the opinion or advice of or any information received from any broker, lawyer, valuer, surveyor or other expert whether reporting to you or to us;

8.1.4 shall not be precluded from contracting or entering into any financial or other transaction with you and in the case of any transaction being in respect of any Investment shall be entitled to deal at a net price computed after taking into account our costs and expenses arising out of or in connection with such transaction;

8.1.5 may buy Shares in any company whose Investments or assets we manage without your prior consent;

8.1.6 commit you to an obligation to underwrite any issue or offer for sale of securities without any restriction on the categories of securities or financial limits on the extent of such underwriting; with the exception of those referred to in Schedule 2.


8.1.7 may at our discretion and in all circumstances commit you (without limit on the extent to which this may be done) to supplement the funds in the Portfolio either by borrowing on your behalf or committing you to a contract the performance of which may require you to supplement such funds or to a transaction relating to Options, Futures or Contracts for Differences whereby you may be required to pay a deposit or margin in support of that transaction, or to supplement that payment after the transaction has been effected.

8.2 We shall do all such things to enable you to comply with your obligations under any regulatory rules regarding Investments.

8.3 We shall not be liable for the consequences of any investment decision made within the Investment Objectives but we agree to indemnify you in respect of loss incurred as a result of gross negligence, wilful default or fraud by us or any of our employees. We shall not be liable for the default of any custodians or bankers.

8.4 We shall have the right for ourselves, our representatives and employees to make unsolicited calls on you at any time at our discretion and may send you any research and communicate to you any specific recommendations in any manner.

Administration

9.1 Unless otherwise agreed in writing we shall not hold any of your Investments or money or any documents of title relating thereto, but will lodge the same with bankers nominated by you in writing from time to time for safe custody or for the credit of your relevant bank account as the case may be.

9.2 We shall have power to give instructions to such bankers to effect all settlements and transactions and shall have a limited mandate in relation to the operation of your relevant account.

9.3 We shall use reasonable endeavours to procure that such brokers as we may from time to time appoint will forward to you copies of all contract notes dividend tax vouchers and other advices issued or received by them showing income received, the basis of fees and commissions charged and transactions entered into.

9.4 We shall supply the Board quarterly with a valuation of the Portfolio and more frequently if required by the Board the valuations other than the quarterly valuations to be at your expense.

9.5 It shall not be our responsibility to collect income or reclaim Income Tax from the Inland Revenue.

9.6 We may aggregate your transactions with those of our other clients (including our Connected Customer) without prior agreement.

Remuneration, Fees and Expenses

10. Our fees and charges are calculated on the basis and at the rates shown in
Schedule 3.

Indemnity Insurance

11. We do not maintain indemnity insurance.

Complaints Procedure

12.1 Any Complaints regarding any alleged breach or non-observance of any of our obligations contained in this Agreement of which you may at any time become aware should be made in writing to our Compliance Officer who will promptly acknowledge your letter, notify our Chairman and investigate the circumstances (which may involve your supplying any necessary information and your general co-operation) and will report the results to you.

12.2 If a complaint remains unresolved between ourselves we will supply you with a copy of the IMRO complaints procedure and you may approach IMRO and the Securities and Investments Board direct.

Confidentiality


13.1 Both parties will at all times respect and protect the confidentiality of information acquired as a result of this Agreement except as required by law by way of disclosure to any competent regulatory body or authority.

13.2 It may be necessary in order to comply with paragraph 13.1 to supply such information to a body outside the United Kingdom in which event we will notify you and any expenses so incurred will forthwith be reimbursed by you.

Interpretation

14. In this Agreement unless the context otherwise requires words and expressions defined in the IMRO Rules shall have the same meaning herein.

Validity

15.1 In the event that any provision of this Agreement shall finally be determined to be unlawful in accordance with English law such provision shall be deemed severed therefrom but every other provision thereof shall remain in full force and effect unless the business purpose of this Agreement is frustrated thereby.

15.2 If any conflict shall arise between the provisions of this Agreement and the IMRO Rules then such Rules shall prevail.




Kindly acknowledge receipt of this Agreement and confirm your acceptance of these terms and conditions by signing the attached copy and returning it to us marked for the attention of the Company Secretary.



Dated the 7th day of July 1989




Signature of
on behalf of FINSBURY ASSET MANAGEMENT LIMITED

We acknowledge receipt of the Agreement of which this is a copy and confirm we are a business Investor and our acceptance of the terms and conditions set-out in such Agreement.





Dated the 7th day of July 1989.





Signature of                       )
on behalf of SCOTTISH CITIES       )
INVESTMENT TRUST PLC.              )

                                   SCHEDULE 2

                             INVESTMENT OBJECTIVES

The maximisation of total return on capital invested through either capital gain or income as investment opportunities present themselves.








                             INVESTMENT LIMITATIONS


Excluded Investments:          Life Policies
                               Unit Trusts
                               PEPS
                               Collective Investment Schemes



Underwriting


The company's financial exposure in underwriting any issue or offer for sale of securities shall be limited to Ll,000,000 in respect of any one issue or offer for sale unless prior approval of the board be obtained.

                                   SCHEDULE 3


Remuneration, Fees, Expenses and Indemnity

1. Our fees and charges by way of remuneration for the Services pursuant to this Agreement are levied and payable on the following basis:-

1.1 On the date of each valuation ("the relevant Valuation Date") a fee shall be payable by you equal to that proportion of 1/2 per cent of the total value of the Portfolio (for the avoidance of doubt, disregarding any borrowings associated with any holdings in the Portfolio) as at that relevant Valuation Date which the number of days from the immediately preceding Valuation Date (or in the case of the first valuation after the date of this Agreement from such date) to the relevant Valuation Date bears to 365. We shall be entitled to debit such fee directly to your account with your bankers from time to time.

1.2 A valuation of the Portfolio shall be made as at the date on which this Agreement is terminated and you shall pay us a fee calculated as provided in 1.1 above by reference to such valuation. Such valuation shall include any investments the subject of uncompleted sales but shall exclude the value of any investments represented by uncompleted purchases.

1.3 For the purposes of this clause "the Portfolio" shall exclude a holding by you or on your behalf in any investment trust company (as defined in Section 842 ICTA 1988) of which we are for the time being sole investment manager where such holding represents 5% or more in nominal value of the equity share capital of such company. For the avoidance of doubt "the Portfolio" shall include a holding by you or on your behalf in any of Rea Brothers Group Plc, Ocean Wilsons (Holdings) Plc, or Stocklake Holdings Plc.

2. We shall be entitled to be reimbursed on demand all expenses (including the fees of any advisers appointed pursuant to paragraph 8.1.3) properly incurred in the performance of our obligations. Where we acting in our capacity as your investment manager enter into commitments or incur expenses on your behalf any consequent liabilities (other than such as may arise from the wilful default, gross negligence or fraud on our part) shall either be met by you direct or we shall be entitled to use any of your funds under our administrative control to discharge such liabilities and to the extent that we shall make any payment on your behalf or incur or suffer any liability, obligation, loss, damage, penalty, judgment, cost or expense of any kind whatsoever acting in such capacity aforesaid we shall (except as aforesaid) be fully indemnified in respect thereof by you.

The following is a summary of all omitted Schedules and Appendices to the foregoing FGT Management Agreement.

                  Schedule 1        Initial Portfolio Valuation.

                  Schedule 4 Disclosure Statement (filed as Schedule 4 to Exhibit F to this Schedule 13D).

                  Schedule 5 Definitions (filed as Schedule 5 to Exhibit F to this Schedule 13D).

                  Schedule 6 Risk Disclosure Schedule (filed as Schedule 6 to Exhibit F to this Schedule 13D).

                  Appendix I        General Risk Disclosure  Statement  (filed
                                    as Appendix I to Exhibit F to this  Schedule
                                    13D).

                  Appendix II       Additional  Risk  Disclosure   Statement
                                    (filed as  Appendix  II to Exhibit F to this
                                    Schedule 13D).

                  Appendix III      Risk  Disclosure  Statement  (filed  as
                                    Appendix  III to Exhibit F to this  Schedule
                                    13D).

                  Appendix IV       Stabilisation  (filed as Appendix IV to
                                    Exhibit F to this Schedule 13D).


         The  Registrant   hereby  agrees  to  furnish   supplementally  to  the
Commission a copy of any of the above-listed Schedules or Appendices upon request of the Commission.

                                                                      EXHIBIT H




- ---------------------------------------------------------------------
Finsbury Asset Management Limited
Neptune House, Triton Court, 14 Finsbury Square, London EC2A 1BR
Telephone: 071-256 8873       Telex: 8958024      Fax: 07l-638 0541

Jamie Borwick
Chairman
Scottish & Mercantile Investment Trust Plc
1 Love Lane
London
EC2V 7HJ

20th December 1991

Dear Jamie,

I set out below the amendments to the investment Management agreement dated 13th June 1989, agreed at the board meeting held 19th December 1991.

(a) That the figure of 1/2 per cent shown in clause 1.1 of schedule 3 be amended to 3/4 per cent.

(b) That clause 1.3 of schedule 3 be cancelled and the following new clause 1.3 inserted.

For the purposes of this clause "the portfolio" shall exclude a holding by you or on your behalf in any investment trust company (as defined in section 842 ICTA 1988) of which for the time being we are the sole investment manager together with a proportion, of the investment portfolio, of Ocean Wilsons (Holdings) Plc on which an investment management fee is charged by us, equal to that proportion of the issued ordinary share capital of Ocean Wilsons (Holdings) Plc beneficially owned by you. For the avoidance of doubt "the portfolio" shall include a holding by you or on your behalf in any of Rea Brothers Group Plc, Ocean Wilsons (Holdings) Plc or Adam & Harvey Plc.

(c) Clause 5.1 of the agreement is amended so that our appointment may be terminated by either of us giving to the other not less than twenty months written notice at any time or such shorter notice as the other may agree to accept.

In addition to the above and in connection with the dealing company, Consolidated Investment Funds Limited, the amount of 20 per cent contained in the second paragraph of section 3 of the agreement dated 3rd July 1989 shall be reduced to 15 per cent.

The above amendments will have effect on and from lst January 1992.

If you agree the above amendments please sign and return to me the attached copy.

Yours sincerely

E C Teiderman

A member of IMRO         Registered in England No. 1865803
- ----------------------------------------------------------

- ---------------------------------------------------------------------
Finsbury Asset Management Limited
Neptune House, Triton Court, 14 Finsbury Square, London EC2A 1BR
Telephone: 071-256 8873       Telex: 8958024      Fax: 07l-638 0541

29 November 1991

Mr J Borwick
Chairman
Scottish and Mercantile Investment Trust PLC
Manganese Bronze Holdings PLC 1 Love Lane
London EC2V 7HU

Dear Jamie,

At the Board Meeting held on 26th November, I was asked to prepare a paper in support of a request by Finsbury Asset Management Limited that the fee for the management of the investment portfolio should be increased from 0.5 percent to
0.75 percent.

In arriving at their decision the Board of "Finsbury" had before them statements taken from S G Warburgs Investment Trust Manual for 1990/91 copies of which are attached. This may be summarised as follows:-

                                                       Investments
           Basis                      Gross Assets      plus cash
           -----                      ------------      ---------

           Average values                 1.21%           0.81%
           Maximum                        2.82%           1.05%
           Minimum                        0.50%           0.31%

It will be seen that the management fee presently charged by "Finsbury" is at the lower end of the scale. On the basis of the fee charged by "Finsbury" at 30th September, the annual fees together with the charge for rent and rates would be as follows:-

                                                        @ 0.5%        @ 0.75%

                       Fees                            109,120        163,680
                       Rent & Rates                     23,492         23,492
                                                        ------         ------
                                                      L132,612       L187,172
                                                       -------        -------

        Total assets at 30th September             L26,883,000
                                                   -----------

        Fees plus rent as percentage of
        total assets                                     0.493%         0.696%

Other factors which influenced "Finsbury's" decision were firstly that "Finsbury" have undertaken substantial amounts of additional work outside normal management and which might properly be described as corporate advisory and development for which they have made no charge and secondly, in order to improve the service given to clients, consideration is being given to expanding the investment department by engaging an additional investment analyst to seek out special investment situations.


A member of IMRO         Registered in England No. 1865803
- ----------------------------------------------------------

If the board are agreeable to the above we would propose the following alterations to the investment management agreement:-

(1) Clause 1.1 of Schedule 3 where a fee of 0.5 percent is mentioned this should be amended to 0.75 percent.

(2) Clause 1.3 will be amended to reduce the present holding in investment trusts managed by Finsbury from 5 percent to nil. The effect of this will be to exclude from the portfolio any investments in investment trusts managed by "Finsbury".

With respect to the investment dealing company "Finsbury" are proposing to reduce their share of the profits from the present 20 percent to 15 percent.

As you are aware under the present arrangements the agreement may be terminated on the giving of twelve months notice in January of each year. This means that the period of notice can be as long as 24 months or as short as 12 months. "Finsbury" consider this to be unsatisfactory and propose that the period of notice should be amended to be 20 months from the date of notification of termination.

The above alternations will have effect from lst January, 1992 if your board agrees.

You will be aware that the fee charged by "Finsbury" for secretarial services is L25,000 per annum. In view of increasing costs we feel that this should also be considered at the end of March, 1992. We will be writing later in this connection.

Yours sincerely,

E C Teideman

A member of IMRO         Registered in England No. 1865803
- ----------------------------------------------------------

- ---------------------------------------------------------------------
Finsbury Asset Management Limited
Neptune House, Triton Court, 14 Finsbury Square, London EC2A 1BR
Telephone: 071-256 8873       Telex: 8958024      Fax: 07l-638 0541

19 March 1991

Mr J Borwick
Chairman
Scottish and Mercantile Investment Trust PLC
Manganese Bronze Holdings PLC
1 Love Lane
London EC2V 7HU

Dear Jamie,

The agreement for secretarial services between your company and this company was entered into on lst April, 1988 at an annual fee of L20,000 per annum.

There has been no increase in this fee since the commencement of the contract despite inflation of 25 percent up to 31st December, 1990. In view of this we propose, subject to your agreement, to increase the annual fee with effect from lst January, 1991 to L25,000 per annum, in line with inflation.

In order that this situation should not recur in future years we would suggest that the agreement be amended to enable the fee to be adjusted annually in line with the rate of inflation.

We should be grateful for your agreement to the above.


Yours sincerely

E C Teideman

cc To all Directors of
   Scottish and Mercantile Investment Trust PLC

A member of IMRO         Registered in England No. 1865803
- ----------------------------------------------------------

- ---------------------------------------------------------------------
Finsbury Asset Management Limited
Neptune House, Triton Court, 14 Finsbury Square, London EC2A 1BR
Telephone: 071-256 8873       Telex: 8958024      Fax: 07l-638 0541

3 January 1991

The Directors
Scottish and Mercantile Investment Trust PLC
Neptune House
Triton Court
14 Finsbury Square
London  EC2A 1BR

Dear Sirs

At a meeting of the directors of Finsbury Asset Management, held on 17 December 1990, consideration was given to the level of annual fees to be charged in respect of secretarial fees provided by this company under the agreement effective from 1 April 1988.

In light of the subsequent level of inflation since the agreement the directors have asked me to write to you requesting that the original fee of L20,000 p.a. be indexed to take inflation into account and that the annual fee be increased to L25,000 p.a. with effect from 1 January 1991.

Yours faithfully

Secretary




A member of IMRO         Registered in England No. 1865803
- ----------------------------------------------------------

- ---------------------------------------------------------------------
Finsbury Asset Management Limited
Neptune House, Triton Court, 14 Finsbury Square, London EC2A 1BR
Telephone: 071-256 8873       Telex: 8958024      Fax: 07l-638 0541

26th September, 1990

Scottish and Mercantile
  Investment Trust PLC
Neptune House
Triton Court
14 Finsbury Square
London EC2A 1BR

Dear Sirs,

I write to inform you that following the liquidation of Fashion & General Investment Trust PLC future rent and management costs will be recharged on the basis of one sixth of the total per company as against the previous one seventh per company. The change is effective from lst July, 1990.

In addition it should be noted that the management company is currently disputing a proposed rental increase from L48,000 to L130,000 p.a. Although it is hoped to achieve a reduction in the proposed amount is it clear that there will be a substantial increase in the future.

Yours faithfully,

J W L Farrar
- ------------------------
SECRETARY

A member of IMRO         Registered in England No. 1865803
- ----------------------------------------------------------

- ---------------------------------------------------------------------
SCOTTISH AND MERCANTILE INVESTMENT TRUST PLC
Neptune House, Triton Court, 14 Finsbury Square, London EC2A 1BR
Telephone: 071-256 8873       Telex: 8958024      Fax: 07l-638 0541

18 September 1989
Finsbury Asset Management Ltd
Neptune House
Triton Court
14 Finsbury Square
LONDON      EC2A 1BR

Dear Sirs

We refer to the Agreement dated 14 June 1989 between you and us whereby you agreed to provide us with certain investment management services on the terms and subject to the conditions set out therein ("the Agreement").

Pursuant to Clause 5.2 of the Agreement, we hereby request that the Agreement be varied with immediate effect by the addition to sub-clause 8.1.2 thereof of the following proviso:-

         "Provided always that where there are attached to the aggregate of the holdings of investments contained in the portfolio of your company and any other company managed by us five percent (or such other percentage as may from time to time be prescribed by regulations under Section 201 of the Companies Act 1985) or more of all the voting rights attributable to the share capital of that company which are from time to time exercisable at a general meeting we shall only act in accordance with the written instructions of the Board before exercising any voting or other rights attached to or involved in such holding or any part thereof."

Save as varied above, the Agreement shall continue in full force and effect in all respects.

Please acknowledge receipt of this letter and confirm your acceptance of our request by signing the attached and returning it to us marked for the attention of the Company Secretary.

Yours faithfully

E C Teideman

SECRETARY
for and on behalf of
SCOTTISH AND MERCANTILE INVESTMENT TRUST PLC



We acknowledge receipt of the letter of which the above is a copy and confirm our acceptance of your request set out in such letter.

Dated 19th September 1989

J W L Farrar

for and on behalf of
FINSBURY ASSET MANAGEMENT LIMITED

- ---------------------------------------------------------------------
Finsbury Asset Management Limited
Neptune House, Triton Court, 14 Finsbury Square, London EC2A 1BR
Telephone: 071-256 8873       Telex: 8958024      Fax: 07l-638 0541

To:      SCOTTISH AND MERCANTILE INVESTMENT TRUST PLC
of Neptune House, Triton Court, 14 Finsbury Square, London EC2A 1BR

Introduction

1. We are a member of the Investment Management Regulatory Organisation ("IMRO") and as such regulated by IMRO in the conduct of investment business (as defined in the Financial Services Act 1986 ("the Act")) and are bound by the rules including any regulations made by the Board of IMRO as altered, amended, added to or cancelled from time to time ("the IMRO Rules")

2. We, have been informed by you and believe that you carry on business as an approved investment trust and are a business Investor as defined in the IMRO rules and set out in Schedule 5 and wish us to provide you with certain investment management services on that basis (including but not limited to advising on and managing Investments within the meaning of the Act) and details of which services are set out in paragraphs 7, 8 and 9 ( "the Services") which we are pleased to agree to provide on the terms and subject to the conditions of this Agreement and the Schedules which form part of this Agreement.

         The Services will be provided on the basis that you are a business Investor and in consequence you will not obtain the benefit of certain of the IMRO Rules.

Appointment

3. We are appointed as your sole Investment Managers with effect from the time

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of the receipt by us of the enclosed copy of this Agreement with the endorsed confirmation of your acceptance signed by you. Our appointment shall continue in full force and effect unless and until terminated in accordance with paragraph
5.1 below.

4. We reserve the right to perform our obligations through and/or delegate any of our discretions to the agency of any subsidiary, associated company or any third party of our choosing, provided that we have obtained the prior written consent of the Board of Directors for the time being of your Company ("the Board") so to do and that such transaction will ensure "best execution".

Termination and Variation

5.1 Our appointment may be terminated by either of us giving to the other in January in any year not less than 12 months written notice or such shorter notice as the other may agree to accept. Any termination of this Agreement shall be without prejudice to the completion by us of any transactions already initiated and any antecedent liability of either party.

5.2 This Agreement may only be varied by written agreement signed by both parties.

Disclosure

6.1 We specifically draw your attention to the disclosure that certain of our customers are "Controllers" and one of our customers is a Connected Customer within the meaning of the IMRO Rules and to the other statements contained in
Schedule 4.

6.2 Your attention is also drawn to the warnings and statements set out in
Schedule 6 and appendices thereto.

6.3 The validity of this Agreement shall not be impeached on the grounds of
Schedule 4 or Schedule 6.

The Services

7.1 We shall have full discretion to manage all investments and funds within your portfolio from time to time ("the Portfolio") and shall advise the Board as we consider appropriate in accordance with the Investment Objectives set-out in Schedule 2 or as the Board may require but otherwise (save as provided in paragraph 7.2 below) may act without restriction, and in particular as to the types of investment, the markets in which investments are made, the amount of any one investment and the proportion of the Portfolio which any one investment or any particular kind of investment may contribute. Particulars of the Portfolio as at the date of this Agreement and of the initial values thereof are set out in Schedule 1.

7.2 The Services undertaken by us under this Agreement shall be subject to the Investment Limitations set out in Schedule 2 and to the policies, direction and control of the Board which will define your investment and other policies from time to time.

7.3 We shall effect the investment and re-investment of the Portfolio including by way of underwriting participation and the income arising therefrom in accordance with your Memorandum and Articles of Association and the investment policies of the Board and arrange for the transfer of investments into your name or the name of your nominee.

7.4 Unless and until you notify us in writing not to do so without a further Agreement, the Services will include advising on or effecting transactions relating to Options, Futures, or Contracts for Differences or Margined Transactions.

7.5 We will inform you in writing, in relation to any transaction we effect with or for you:-

7.5.1 if commission mark up or mark down will be payable otherwise than by you to us or at our direction or to or at the direction of any of our Associates;

7.5.2   if we will also be remunerated by the other party to the transaction;

7.5.3 if the transaction relates to securities which have been the subject of a primary or secondary offer thereof made within six months next before the date on which the transaction is effected and we or any of our Associates provided underwriting or other services in connection with that offer.

7.6 All transactions to be effected for you with or through the agency of a person who provides services under any Relevant Arrangements (as defined in Rule
6.01 of the IMRO Rules) will be effected so as to secure for your best execution of the transaction disregarding any benefit which might enure directly or indirectly to you from the service or benefits provided under that arrangement. There are no Relevant Arrangements at the date of this Agreement.

Powers

8.1 Unless and until otherwise agreed between us in the performance of our obligations under this Agreement we:-

8.1.1 may enter into make and perform all such contracts agreements and other undertakings as may in our opinion be necessary or advisable or incidental to the carrying out of the Investment Objectives;

8.1.2 may exercise on your behalf all voting and other rights attaching to or involved in the holding of Investments as we in our absolute discretion consider appropriate and unless otherwise directed by written instructions from the Board;

8.1.3   shall be entitled to obtain and/or act or rely upon the opinion or

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        advice of or any information received from any broker, lawyer, valuer, surveyor or other expert whether reporting to you or to us;

8.1.4 shall not be precluded from contracting or entering into any financial or other transaction with you and in the case of any transaction being in respect of any Investment shall be entitled to deal at a net price computed after taking into account our costs and expenses arising out of or in connection with such transaction;

8.1.5 may buy Shares in any company whose Investments or assets we manage without your prior consent;

8.1.6 commit you to an obligation to underwrite any issue or offer for sale of securities without any restriction on the categories of securities or financial limits on the extent of such underwriting; subject to the limitations imposed in Schedule 2 to this Agreement.

8.1.7 may at our discretion and in all circumstances commit you (without limit on the extent to which this may be done) to supplement the funds in the Portfolio either by borrowing on your behalf or committing you to a contract the performance of which may require you to supplement such funds or to a transaction relating to Options, Futures or Contracts for Differences whereby you may be required to pay a deposit or margin in support of that transaction, or to supplement that payment after the transaction has been effected.

8.2 we shall do all such things to enable you to comply with your obligations under any regulatory rules regarding Investments.

8.3 We shall not be liable for the consequences of any investment decision made within the Investment Objectives but we agree to indemnify you in respect of

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loss incurred as a result of gross negligence, wilful default or fraud by us or any of our employees. We shall not be liable for the default of any custodians or bankers.

8.4 We shall have the right for ourselves, our representatives and employees to make unsolicited calls on you at any time at our discretion and may send you any research and communicate to you any specific recommendations in any manner.

Administration

9.1 Unless otherwise agreed in writing we shall not hold any of your Investments or money or any documents of title relating thereto, but will lodge the same with bankers nominated by you in writing from time to time for safe custody or for the credit of your relevant bank account as the case may be.

9.2 We shall have power to give instructions to such bankers to effect all settlements and transactions and shall have a limited mandate in relation to the operation of your relevant account.

9.3 We shall use reasonable endeavours to procure that such brokers as we may from time to time appoint will forward to you copies of all contract notes dividend tax vouchers and other advices issued or received by them showing income received, the basis of fees and commissions charged and transactions entered into.

9.4 We shall supply the Board quarterly with a valuation of the Portfolio and more frequently if required by the Board the valuations other than the quarterly valuations to be at your expense.

9.5 It shall not be our responsibility to collect income or reclaim Income Tax from the Inland Revenue.

9.6 We may aggregate your transactions with those of our other clients (including our Connected Customer) without prior agreement.

Remuneration, Fees and Expenses

10. Our fees and charges are calculated on the basis and at the rates shown in
Schedule 3.

Indemnity Insurance

11. We do not maintain indemnity insurance.

Complaints Procedure

12.1 Any Complaints regarding any alleged breach or non-observance of any of our obligations contained in this Agreement of which you may at any time become aware should be made in writing to our Compliance Officer who will promptly acknowledge your letter, notify our Chairman and investigate the circumstances (which may involve your supplying any necessary information and your general co-operation) and will report the results to you.

12.2 If a complaint remains unresolved between ourselves we will supply you with a copy of the IMRO complaints procedure and you may approach IMRO and the Securities and Investments Board direct.

Confidentiality

13.1 Both parties will at all times respect and protect the confidentiality of information acquired as a result of this Agreement except as required by law by way of disclosure to any competent regulatory body or authority.

13.2 It may be necessary in order to comply with paragraph 13.1 to supply such information to a body outside the United Kingdom in which event we will notify you and any expenses so incurred will forthwith be reimbursed by you.

Interpretation

14. In this Agreement unless the context otherwise requires words and expressions defined in the IMRO Rules shall have the same meaning herein.

Validity

15.1 In the event that any provision of this Agreement shall finally be determined to be unlawful in accordance with English law such provision shall be deemed severed therefrom but every other provision thereof shall remain in full force and effect unless the business purpose of this Agreement is frustrated thereby.

15.2 If any conflict shall arise between the provisions of this Agreement and the IMRO Rules then such Rules shall prevail.



Kindly acknowledge receipt of this Agreement and confirm your acceptance of these terms and conditions by signing the attached copy and returning it to us marked for the attention of the Company Secretary.

Dated the 13th day of June 1989

Signature of
on behalf of FINSBURY ASSET MANAGEMENT LIMITED

We acknowledge receipt of the Agreement of which this is a copy and confirm we are a business Investor and our acceptance of the terms and conditions set-out in such Agreement.

Dated the l4th day of June 1989.

Signature of
on behalf of SCOTTISH AND MERCANTILE
INVESTMENT TRUST PLC

                                   SCHEDULE 2

                              INVESTMENT OBJECTIVES

To maximize the return on assets either by way of capital appreciation or income and to seek out "special situations" for investment with a view to medium to long term capital appreciation.

                             INVESTMENT LIMITATIONS

Excluded Investments:              Life Policies
                                   Unit Trusts
                                   PEPS
                                   Collective Investment Schemes

Underwriting

The Company's financial exposure in underwriting any issue or offer for sale of securities shall be limited to L1,000,000 in respect of any one issue or offer for sale unless prior approval of the board be obtained.

                                   SCHEDULE 3

Remuneration, Fees, Expenses and Indemnity

1. Our fees and charges by way of remuneration for the Services pursuant to this Agreement are levied and payable on the following basis:-

1.1 On the date of each valuation ("the relevant Valuation Date") a fee shall be payable by you equal to that proportion of 1/2 per cent of the total value of the Portfolio (for the avoidance of doubt, disregarding any borrowings associated with any holdings in the Portfolio) as at that relevant Valuation Date which the number of days from the immediately preceding Valuation Date (or in the case of the first valuation after the date of this Agreement from such date) to the relevant Valuation Date bears to 365. We shall be entitled to debit such fee directly to your account with your bankers from time to time.

1.2 A valuation of the Portfolio shall be made as at the date on which this Agreement is terminated and you shall pay us a fee calculated as provided in 1.1 above by reference to such valuation. Such valuation shall include any investments the subject of uncompleted sales but shall exclude the value of any investments represented by uncompleted purchases.

1.3 For the purposes of this clause "the Portfolio" shall exclude a holding by you or on your behalf in any investment trust company (as defined in Section 842 ICTA 1988) of which we are for the time being sole investment manager where such holding represents 5% or more in nominal value of the equity share capital of such company. For the avoidance of doubt "the Portfolio" shall include a holding by you or on your behalf in any of Rea Brothers Group Plc, Ocean Wilsons (Holdings) Plc, or Stocklake Holdings Plc.

2. We shall be entitled to be reimbursed on demand all expenses (including the fees of any advisers appointed pursuant to paragraph 8.1.3) properly incurred in the performance of our obligations. Where we acting in our capacity as your investment manager enter into commitments or incur expenses on your behalf any consequent liabilities (other than such as may arise from the wilful default, gross negligence or fraud on our part) shall either be met by you direct or we shall be entitled to use any of your funds under our administrative control to discharge such liabilities and to the extent that we shall make any payment on your behalf or incur or suffer any liability, obligation, loss, damage, penalty, judgment, cost or expense of any kind whatsoever acting in such capacity aforesaid we shall (except as aforesaid) be fully indemnified in respect thereof by you.

The following is a summary of all omitted Schedules and Appendices to the foregoing FSCT Management Agreement.

                  Schedule 1        Initial Portfolio Valuation.

                  Schedule 4 Disclosure Statement (filed as Schedule 4 to Exhibit F to this Schedule 13D).

                  Schedule 5 Definitions (filed as Schedule 5 to Exhibit F to this Schedule 13D).

                  Schedule 6 Risk Disclosure Schedule (filed as Schedule 6 to Exhibit F to this Schedule 13D).

                  Appendix I        General Risk Disclosure  Statement  (filed
                                    as Appendix I to Exhibit F to this  Schedule
                                    13D).

                  Appendix II       Additional  Risk  Disclosure   Statement
                                    (filed as  Appendix  II to Exhibit F to this
                                    Schedule 13D).

                  Appendix III      Risk  Disclosure  Statement  (filed  as
                                    Appendix  III to Exhibit F to this  Schedule
                                    13D).

                  Appendix IV       Stabilisation (filed as Appendix IV to
                                    Exhibit F to this Schedule 13D).


         The  Registrant   hereby  agrees  to  furnish   supplementally  to  the
Commission a copy of any of the above-listed Schedules or Appendices upon request of the Commission.